Form 20-F
period 2002-09-30
MIRTRONICS INC
filed 2003-06-17
CIK 790846

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON,DC 20549

                                    FORM 20-F

(Mark One)
         [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

         [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended:       September 30, 2002
                          ---------------------------------------------

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 MIRTRONICS INC.
             ------------------------------------------------------
               (exact name of Company as specified in its charter)

                           PROVINCE OF ONTARIO, CANADA
                 (Jurisdiction of Incorporation or organization)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                                       None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

      Non-Voting, Non-Participating, Non-Cumulative, Redeemable, Class B
        Preference Shares, no par value
      Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

     At May 23 , 2003, the Company had outstanding 1,709,115 Non-Voting, Redeemable, Non-Cumulative Convertible Class B Preference Shares ("Class B Preference Shares"), no par value and 12,867,581 Common Shares, no par value.

                  Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Company was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark which financial statement the Company has elected to
follow.     Item 17    Item 18 X
                 --         --

This Annual Report consists of __ pages including this cover page and exhibits.

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.7361 U.S. AT JUNE 9, 2003) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.

Historic rates of exchange appear in Part I, Item 3 of this report. The effect of material differences between Canadian and United States generally accepted accounting principles which would bear upon Mirtronics Inc.'s (the "Company") financial statements, are set forth in the Note 13 to the Company's Audited Consolidated Financial Statements which are included in Part III Item 18 herein.

                                                      PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data


                                             Summary of operating data
                                         (All figures in Canadian dollars)
                                        (Prepared Under Canadian G.A.A.P.)
                                             Year Ending September 30,
                                                   (As restated)

                                    2002            2001                2000                  1999               1998
                                    ----            ----                ----                  ----               ----
Sales                           $26,616,978      $30,616,884        $28,111,834          $25,346,613         $20,804,089

Cost of sales                    18,555,088       20,810,855         18,886,653           17,215,552          13,145,355
                                 ----------       ----------         ----------           ----------          ----------

Gross profit                      8,061,890        9,806,029          9,225,181            8,131,061           7,658,734

Expenses                          8,866,314        8,220,403          7,864,237            7,506,760           6,527,995
                                  ---------        ---------          ---------            ---------           ---------

(Loss) earnings  from
 Operations                        (804,424)       1,585,626          1,360,944              624,301           1,130,739

Equity in earnings
  of equity investee                  ----             ----               ----               104,351             158,403

Loss on issue of
 shares by subsidiary               (90,477)           ----            (116,459)                --                  --

(Loss) gain on sale of shares
 of subsidiary and equity investee (354,983)           ----               ----              (185,970)            118,942

Income taxes (recovery)              87,840         (539,406)          (651,069)            (271,288)           (395,888)

Non-controlling Interest            236,031         (578,628)          (452,651)            (211,484)           (372,592)
                                    -------         ---------          ---------            ---------           ---------

Net earnings for
 the year                         ($926,013)        $467,592           $140,765              $59,910            $639,604
                                  ----------        ========           ========               ======            --------

Earnings  per share
 for the year                        ($0.07)           $0.04              $0.01                $0.00               $0.05
                                     -------           -----              -----                -----               -----

Weighted average number
of equity shares outstanding
 during the year                 13,100,914       13,117,581         13,325,915           13,372,581          12,570,258



                           Balance Sheet Data: As at
                                  September 30,


                                       2002           2001               2000                1999                1998
                                      ----         --------           --------            ---------           ---------
Working
 capital                         $9,389,706      $10,123,772         $9,327,324           $9,340,974          $8,257,973

Total assets                     16,213,684       18,416,027         16,541,905           15,152,853          15,557,255

Long-term
 debt                             1,497,233        2,312,198          2,522,081            3,291,724           3,043,629

Shareholders'
 equity                           4,254,636       5,235,4405         $4,767,848           $4,691,253          $5,657,914

Cash dividends per
 Common Share                     nil               nil                nil                 nil                  nil

---------------------------------------------------------------------------------------------------------------------------


The effect on net earnings (loss), earnings (loss) per share and total assets of the differences between accounting principles generally accepted in Canada and those accepted in the United States as described in Note 13 to the Audited Consolidated Financial Statements are summarized as follows:

                                       2002          2001               2000                  1999                 1998
                                       ----       ----------         ----------            ---------            --------
Net (loss) earnings               $(929,670)        $508,500           $174,794            $ 21,013             $722,089

(Loss) earnings
 per share for the year              $(0.07)           $0.04              $0.01                $0.00               $0.06
                                     =======           =====              =====                =====               =====

Total Assets                     $4,537,702       $5,497,118         $5,191,081           $5,068,526          $5,129,517
                                 ==========       ==========         ==========           ==========          ==========



     The following table sets forth the high and low exchange rates for each month during the previous six months.



                             C$ HIGH                      C$ LOW
                    C$/US$        US$/C$          C$/US$          US$/C$
May 2003            1.3446         .7437          1.4221          .7032
April 2003          1.4336         .6975          1.4843          .6737
March 2003          1.4659         .6822          1.4905          .6709
February2003        1.4880         .6720          1.5315          .6530
January 2003        1.5220         .6570          1.5750          .6349
December 2002       1.5478         .6461          1.5800          .6329

     The following tables set forth a history of the average exchange rates for the US/Canadian dollar during the last five fiscal years of the Company, calculated using the average of the exchange rates on the last day of each month during the period.


Fiscal Year
Ended September 30,          C$/US$              US$/C$

1998                                 1.4610              0.6845
1999                                 1.5007              0.6664
2000                                 1.4725              0.6791
2001                                 1.5359              0.6511
2002                                 1.5742              0.6352


Source:  Federal Reserve Statistical Release

         On June 9, 2003 the exchange rate for the US/Canadian dollars was $0.7361 ($1.3585/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D. Risk factors

The Company's operating results and business is highly dependent upon the operations and results of Synergx Systems Inc., the Company's significant subsidiary. Accordingly, risk factors that pertain to Synergx are significant in understanding the Company.

         i. Nature of Fire Communication Business. Synergx's business is dependent in part on its ability to design, produce and/or market equipment and systems which are responsive to market demand and government regulation. There can be no assurance that Synergx will identify such market requirements for its systems or will be able to respond quickly enough to retain or improve its market position. Because Synergx obtains components and accessory equipment from other sources of supply, to some extent it will be dependent on these parties to design and manufacture items which can be operated as part of Synergx's systems. Synergx does not have and does not expect to obtain patents for its systems because Management believes that patents would not provide cost-effective protection due to the dynamic evolving nature of Synergx's technology. Instead, Synergx relies on trade secret protection and confidentiality agreements. Synergx has obtained United States trademark registration, but there can be no assurance that competitors will not develop competitive technology substantially similar to or better than Synergx's systems, or that competitors may not be able to use a trade name similar to Synergx's, which could result in a loss of sales.

Synergx's current business depends on the construction industry in Metropolitan New York and Dallas, Texas, which may be subject to significant downturns from time to time, and a reduced demand for Synergx's products and services.

         ii. Dependence on Key Employees. The business of Synergx is dependent on a nucleus of expertise provided by a group of key persons in both technical and management positions. The loss of any of these individuals or the inability of Synergx to recruit persons employed by companies which may be acquired in the future could have a material adverse effect on the conduct of Synergx's business and accordingly, Mirtronics business.

         iii. Product Liability. Synergx is engaged, to a significant degree, in the business of designing, manufacturing, installing, marketing and/or servicing systems to detect and report fires, unauthorized entries and hazardous conditions for the purpose of helping to safeguard lives and property. Should a fire or other calamity occur at a location served by Synergx's system, claims alleging that Synergx's systems or services contributed to death, personal injury or property damage could be made. Even if such claims are unwarranted, the cost of defending such litigation could adversely affect Synergx's financial condition, especially if they exceed Synergx's insurance limits.

         iv. Competition. Synergx's industry is highly competitive and competes with numerous national, regional and local firms. Certain of these competitors have greater financial and business resources than Synergx and are better able to respond to the market and regulatory demands and trends described above. Synergx has certain proprietary products and systems. Synergx believes that it can effectively compete with these entities but, there can be no assurance that Synergx will be able to do so.

ITEM 4.           INFORMATION ON THE COMPANY

A. History and development of the Company

     Mirtronics Inc., (the "Company") is a holding company which holds equity interests in a variety of companies engaged in data communications. At September 30, 2002, the Company held 31.3% (with the right to increase such holdings up to approximately 41.0%) of Synergx Inc., a Delaware corporation ("Synergx"), which is engaged in the design, manufacture, sale and servicing of fire control/life safety, transit communications and other data communications products and systems. On October 17, 2002, the Company disposed of a 7.5% interest in Synergx reducing its holdings to 23.8%. As a result, the Company will no longer enjoy a parent- subsidiary relationship and the investment in Synergx will be accounted for on the equity basis.

     The Company was incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated March 20, 1985. By Articles of Amendment dated April 30, 1985, the name of the company was changed to Mirtone International, Inc.

     By Articles of Amendment dated February 2, 1988, the name of the Company was changed to International Mirtone Inc., and the Company was recapitalized whereby each two issued shares, whether Common shares or Class A Shares, were exchanged for one new Common Share and one Non-Voting, Non-Participating, Cumulative, Redeemable Preference Shares, Series 1 ("New Preference Shares").

     By Articles of Amendment dated February 21, 1990, the name of the Company was changed to its current name, Mirtronics Inc.

         By Articles of Amendment dated May 15, 1997, the Company recapitaized whereby each Share was exchanged for one Non-Voting, Non-Participating, Non- Cumulative, Redeemable Convertible (until December 31,
1997) Class B Preference Share.


SYNERGX SYSTEMS INC.

         Synergx Systems Inc. (formerly known as Firetector Inc. ) ("Synergx") is a Delaware corporation organized in October 1988 to acquire controlling interests in companies engaged in the design, manufacture, sale and servicing of fire, life safety security, energy management, intercom, audio-video communication and other systems. Reference to Synergx or the Company include operations of each of its subsidiaries except where the context otherwise requires.

Synergx conducts its business in New York principally through Casey Systems Inc., its wholly owned subsidiary located in Long island, New York ("Casey") and in Texas through General Sound (Texas) Company its wholly owned subsidiary in Dalls, Texas ("General Sound").

B.  Business overview

Products
         Synergx has developed sophisticated flexible technology to meet the increasing public demands for and greater government regulation of fire alarm and life safety systems in major commercial, residential, hotel and industrial buildings. To meet these demands, Synergx committed to a multi-million dollar R&D program which led to the COMTRAK(R) 1720 Life Safety System and its successor, the COMTRAK(R) 2000 Life Safety System that features computerized multiplex technology.

          COMTRAK 1720 and 2000 Systems are operating in approximately 100 buildings in New York City. Synergx has approvals from FM Approvals and various New York City agencies for the COMTRAK 1720 and COMTRAK 2000 System.

          FM Approvals is an independent testing and certification laboratory similar to Underwriters Laboratory. In order for Synergx to sell and maintain their proprietary fire alarm systems, certification from an approved independent testing agency is required. Without this certification, Synergx would not be allowed to produce and maintain its fire systems for its existing customer base, as well as new customers.

         Neither Synergx, nor its officers or directors has any affiliation with FM Approvals.

         Multiplex technology is a term that is used in the industry to define the system architecture of Synergx's equipment. All multiplex technology has basically the same concept with variation for specific equipment.

Service
         Synergx continues to put an increasing priority on the development integrated and efficient service organization.Sales personnel have been dedicated to securing service contracts and are intensifying efforts to market service to COMTRAK and other Synergx projects coming out of warranty and the renewal of such contracts. To improve efficiencies and productivity, Synergx organized a division to perform cleaning on life safety systems, which was previously subcontracted to an external entity. To improve customer service, Synergx maintains an office in New York City which houses its New York service management.

Customers and Suppliers
         For the fiscal years ended September 30, 2002, 2001, and 2000, no customers accounted for more than 10% of Synergx's revenues. During the fiscal years ended September 30, 2002, 2001, and 2000, no supplier accounted for more than 10% of Synergx's material purchases. No supplier dominates Synergx's sources of supply and all components can be secured from a variety of sources.

Competition
         Synergx's business is competitive; some of Synergx's competitors may have greater financial resources and may offer a broader line of fire and life safety products. Synergx also faces competition in the servicing of systems which it sells. Accordingly, even though Synergx may sell and install a fire and life safety control and communications system, it may not receive the contract to service that system. Synergx, however, believes that it can effectively compete in the market, in particular, through the adaptability of the COMTRAK(R) 2000 to the systems of its competitors.

Research and Development
         During the fiscal years ended September 30, 2002, 2001 and 2000, Synergx spent approximately US$149,000, US$142,000, and US$135,000 respectively, for research and development of Synergx's life safety and communication systems.


Financing
         The Company, through a wholly owned subsidiary, is the record holder of 586,311 shares of Synergx's common stock, constituting approximately 31.3% of Synergx's equity and has the right to acquire up to approximately 41.0% of the common stock of Synergx by exercising a warrant, which expires December 31, 2003, to purchase 310,000 shares of Synergx common stock at US$1.02 per share. In addition, the Company has the right, pursuant to an agreement between Synergx and the Company, to designate a majority of the Board of Directors of Synergx.

C. Organizational Structure.

         Mirtronics Inc. comprises the Company's wholly owned subsidiaries,127627 Ontario Limited, 646056 Ontario Limited, 767705 Ontario Limited, each of which is organized in Canada. In addition, the Company has a 31.3% interest in Synergx Systems Inc., a corporation organized in the United States.

D. Property, plants and equipment.

         The Company's executive offices, shared with a number of other corporations, are located at 106 Avenue Road, Toronto, Ontario, Canada M5R 2H3. The Company's cost for such offices is borne, on a pro-rata basis with other entities utilizing common management services.

         Synergx has no properties of its own but has its executive offices in the same location as Casey's office, warehouse and manufacturing facilities. Casey leases approximately 15,700 square feet of office, manufacturing and warehouse space in Syosset, New York under a seven year lease expiring June, 2007. The rental schedule provides for monthly rent of $13,966 during the first and second years of the initial term and 3.3% yearly increases for the third through seventh years.

         Casey has a lease for approximately 4,800 square feet of office and warehouse space in New York City. The lease term runs through December 31, 2009. The lease agreement provided for annual rental fees of 84,000 during the first year plus expenses with yearly escalation of 2% each year thereafter.

         General Sound leases a 7,700 square foot office and warehouse facility in Richardson, Texas, a suburb of Dallas, pursuant to a lease that was extended in October, 1997 and extended again in August, 2002 to expire on June 30, 2010 providing for annual rent on a net basis of $50,152 escalating annually to $64,016 in the final year of the lease.


ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS


The Company follows accounting principles generally accepted in Canada. Differences between generally accepted accounting principles in Canada and those applicable in the United States are summarized below.

The Company translates the results of its U.S. subsidiary into Canadian dollars using the temporal method which is required for a vertically integrated subsidiary. Under United States generally accepted accounting principles, the translation gains and losses on long-term items are not recognized until realized and are reported as separate components of shareholders' equity.

Under Canadian accounting principles, the investment in Synergx is being consolidated when control of the investee's voting shares exist, although the Company owns less than 50% of the voting shares (Note 1(c)). Under United States accounting principles, the investment is accounted for under the equity method when there is a significant influence over an investee, which is deemed to exist when the investor owns from 20 to 50% of the investee's voting shares.

Under the Canadian accounting principles, temporary investments are carried at market value only when the market has declined below the carrying value. Under United States accounting principles, temporary investments which are considered trading securities are carried at fair market value. Consequently, any holding gains or losses are accounted for as if realized.

Results of Operations.


                             RESULTS OF OPERATIONS



General. The following table sets forth items derived from the consolidated statement of earnings as a percentage of revenue for each of the three years ended September 30, 2002, 2001 and 2000.

                                    2002             2001                 2000
                                    ----             ----                 ----

Revenue                             100.0 %          100.0%               100.0%
Gross profit                        30.3 %           32.0%                32.8%
Expenses                            33.3 %           26.8%                28.0%
Earnings (loss) from
  operations                        (3.0)%           5.2%                 4.8%
Net earnings (loss)                 (3.5)%           1.5%                 0.5%


Revenue. Revenues for the year ended September 30, 2002 were $26,616,978, compared to $30,616,884 for the year ended September 30, 2001 and $28,111,834 for the year ended September 30, 2000. During 2002, Synergx's product revenue decreased by 24%. The decrease was caused by the general slowdown in economic activity in Synergx's principal markets, New York and Dallas. In addition, the events of September 11th delayed work on several projects involving New York City Transit Authority and caused indefinite postponement of projects at existing customer facilities.

Subcontract revenue increased in 2002 as Synergx, acting as prime contractor, was responsible for electrical installation on several large fire alarm projects.

Service revenue increased by 4% in fiscal 2002. The increase in service revenue resulted from higher call-in maintenance service on fire systems (replacement parts and service required by buildings affected by contamination from the events of September 11th) and from increased revenue related to security systems.

Synergx's order position, excluding service, increased to US$12.1 million at September 30, 2002 compared to US$7.8 million at September 30, 2001. Synergx expects to fulfill a significant portion of its backlog over the next twelve months. The high level of backlog reflects recent large new orders for several subway complexes that will be deliverable over several years as the projects are released. In addition, the backlog includes US$2.2 million of recent orders for communication and announcement systems from several transit car manufacturers that will be shippable over the next 24 month period. While quotation activity is brisk, there is no assurance when orders will be received and whether the order position will increase. Due to the fact that the Company's products are sold and installed as part of larger construction or mass transit projects, there is typically a delay between the booking of the contract and its revenue realization. The order position includes, and Synergx continues to bid on, projects that might include significant subcontractor labour (electrical installations performed by others). Synergx expects to be active in seeking orders where it would act as the prime contractor and be responsible for the management of the project as well as electrical installation.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales were 32.3% for fiscal 2002, compared to 25.8% for the year ended September 30, 2001 and 26.3% for the year ended September 30, 2000. The increase in selling and administrative expense during 2002 reflects Synergx's continued expansion of its marketing programs for new products. During 2001 Synergx increased staffing in the railcar transit communication group as it addressed a marketing opportunity for future business over the next 2 to 5 years. However, selling and administrative expenses, as a percentage of sales increased 6.5% in 2002 due to the fixed nature of these costs, given Synergx's decision to staff for sales of new products in future years.

Net Income. After giving effect to non-controlling interest in Synergx, the Company incurred a (loss) for the year $(926,013) compared to earnings of $467,592 in 2001 and $140,765 in 2000. The decrease in net income during 2002 was primarily due to the loss of gross margin due to the 24% decline in product revenues caused by the general slowdown in economic activity and delays and postponements in certain projects caused by the events of September 11th and the increase in selling and administrative expenses to support higher product sales and expanded product territory offset, in part, by lower interest costs primarily due to lower interest rates during 2002. Also affecting net income were losses experienced as a result of the sale of shares of Synergx and the dilution of investment caused by the issuance of additional shares by Synergx.

Income Taxes. The effective income tax rate for continuing operations was 7.0%, 34.0% and 52.3% during the fiscal years ended September 30, 2002, 2001 and 2000 compared with combined statutory rates of 39.1%, 42.1% and 44.3% respectively. The major reasons for the variations in all periods were non-taxable foreign exchange gains and losses and minimum tax. In addition, the 2002 expense was affected by the adjustment of future income taxes reflecting the changes in the combined statutory rate and a reserve provided against the realization of non-capital losses carried forward.

Inflation. The impact of inflation on the Company's business operations has not been material in the past. Synergx's labour costs are normally controlled by union contracts covering a period of three years and its material costs have remained relatively stable. However, in July 2002 Synergx and its union agreed to a new three-year contract that provides for wage/benefits increases of 5% in each year.

LIQUIDITY AND CAPITAL RESOURCES

Synergx has a US$3 million credit facility with Citizens Business Credit of Boston (the "Credit Facility") that expires in December, 2004. The Credit Facility has an interest rate of prime plus 1/4% on outstanding balances. Advances under the Credit Facility are measured against a borrowing base calculated on eligible receivables and inventory. The Credit Facility is secured by all of the assets of Synergx and all of its operating subsidiaries. The Credit Facility includes various covenants, which, among other things, impose limitations on declaring or paying dividends, acquisitions and capital expenditures. Synergx is also required to maintain certain financial ratios. Citizens Business Credit of Boston has modified the requirements for one of these ratios for the fiscal year 2002. At September 30, 2002, Synergx was not in default under any of its financial covenants as a result of this modification and at such time owed US$848,000 under the credit facility.

The Company's working capital decreased to $9,389,706 at September 30, 2002 from $10,123,772 at September 30, 2001 and $9,327,324 at September 30, 2000. The
ratio of
current assets to current liabilities increased to 2.75:1 at September 30, 2002 from 2.57:1 at September 30, 2001.

At September 30, 2002, the Company's accounts and notes receivable were $8,010,629, compared to $10,333,211 at September 30, 2001 and $9,257,762 at
September 30, 2000. The changes during 2002 and 2001 were primarily a result of the fluctuations in sales volumes experienced by the Company during both years.

Synergx's terms of sale are net 30 days. However, the normal receivable collection period is 60-120 days, exclusive of retainage, because certain governmental regulations and Synergx's frequent status as a subcontractor (entitled to pro rata payments as the project is completed) extends the normal collection period. Synergx believes this is a standard industry practice. Synergx's receivable experience is consistent with the industry as a whole and will likely continue. This could be considered an area of risk and concern. However, due to the proprietary nature of Synergx's systems, many projects require Synergx's co-operation to secure a certificate of occupancy and/or to activate/operate a life safety system, thus assisting Synergx's collection of a significant portion or total payment, even when Synergx's immediate account debtor's (contractor) creditors have seized a project.

The Company (including subsidiaries) had lease commitments with aggregate rental payments of $576,336 during the current year.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES


         The Officers are elected the same date by the Board of Directors.

         The Corporation's Board of Directors consists of seven directors and following are the nominees for election thereto for the next fiscal year:

                                                                                             Number Of Shares
Name                      Principal Occupation                Director Since                Beneficially Held (1)
Mark I. Litwin            President, Mirtronics Inc.          February 21, 1990              4,805,815 Common (2)

Fred A. Litwin            Executive                           April 26, 1985                 1,059,133 Common (3)

Henry Schnurbach          President & C.E.O.,                 November 5, 1988               3,500 Common
                          Polyair Inter Pack Inc.

Alan Kornblum (4) (5)     President, Distinctive Designs      June 4, 1991                   Nil
                          Furniture Inc.

Irwin Singer (4) (5)      Barrister & Solicitor, Private      March 9, 1993                  Nil
                          Practice

Morton Litwin (4) (5)     Consultant                          January 8, 1996                20,360 Common

Stan Abramowitz           Executive                           March 16, 1999                 Nil

(1) Information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors.

(2)  4,805,815 shares indirectly through Sutton

(3) Indirectly through one or more companies.

4. Member of Audit Committee.

5. Member of Corporate Governance Committee.

         The term of office of each person so elected will be from the date of the Meeting at which he is elected until the next Annual Meeting of the Corporation or until his successor is elected or appointed.

         The Corporation does not have an executive committee of its Board of Directors.

(b) Fred A. Litwin is the father of Mark I. Litwin. Morton Litwin is the brother of Fred A. Litwin, There are no other family relationships between any Director or Executive Officer and any other Director or Executive Officer. There are no arrangements or understandings between any Director or Executive Officer and any other person pursuant to which the Director or Executive Officer was selected.

         For the fiscal year ended September 30, 2002, the Company's and its subsidiaries' executive officers, directors and senior management (4 persons) received an aggregate of $720,984 as a group.


         The following table provides a summary of compensation earned during each of the Company's last three completed fiscal years by the Corporation's Chief Executive Officer and Vice President. There are no other executive officers of the Corporation whose total salary and bonus exceeded $100,000.00 during any such year.

                                          Annual Compensation                   Long Term Compensation

                                                                                     Number of
  Name and                                            Other Annual                   Common Shares
  Principal Position      Year    Salary    Bonus     Compensation                   Under Options
  --------------------------------------------------------------------------------------------------------------
  Mark I. Litwin          2000    $5,000        -     $24,000 (1)                    100,000
     President & Chief    2001    $5,000        -     $24,000 (1)                    100,000
     Executive Officer    2002    $5,000        -     $24,000 (1)                    100,000


  Daniel S. Tamkin(2)     2000    $108,950  $29,446   $ 8,245                        100,000
     Chairman and         2001    $133,554  $30,702   $ 8,597                        100,000
       CEO of principal   2002    $152,571  $15,729   $ 8,808                        100,000
        subsidiary

  John Poserina (3)       2000    $182,565 $44,169    $ 8,245                               -
                          2001    $216,449 $46,053    $ 8,597                               -
                          2002    $237,508 $31,458    $ 8,808                               -

  Joseph Vitale(4)        2000    $166,370 $44,169    $ 8,834                               -
                          2001    $199,563 $46,053    $ 9,211                               -
                          2002    $220,206 $31,458    $ 9,438                               -

  Note:

     (1) The amounts in this column relate to an annual management fee paid by the Corporation to Sutton for management and administrative services provided to the Corporation.

     (2) The amounts paid to Mr. Tamkin were paid from a subsidiary in his capacity as Chief Executive Officer of that subsidiary.

     (3) The amounts paid to Mr. Poserina were paid from a subsidiary in his capacity as Chief Financial Officer ans Secretary of that subsidiary.

     (4) The amounts paid to Mr. Vitale were paid from a subsidiary in his capacity as Chief Operating Officer of that subsidiary.


         The Company has no pension, retirement or similar plans and none are proposed at the present time; accordingly, no amounts have been set aside or accrued by the Company for such plans.

Committees
         The board and its committees (consisting of an Audit Committee and Corporate Governance Committee) operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Corporation. All committees have at least one member who is not an officer or employee of the Corporation or any of its affiliates.

Audit Committee
         The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the board) the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Corporation's annual report. The Committee meets with the Corporation's external auditors and with members of management at least twice a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the board the auditors to be appointed as the Corporation's auditors at the Annual Meeting and terms of their remuneration.

Corporate Governance Committee
As indicated above, the Corporation has established a Corporate Governance Committee with general responsibility for developing the Corporation's approach to governance issues including recommending to the board limits to management's responsibilities. At present, in addition to those matters which must by law be approved by the board, management is required to seek board approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Corporation. As a matter of practice, all significant decisions affecting the Corporation and its subsidiaries are approved by the board of directors prior to their implementation.

The Corporate Governance Committee also has responsibility for recommending to the board internal guidelines on corporate governance issues in the context of the Corporation's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Corporation in the context of the TSE By-law's guidelines. The assessment of board performance is within the mandate of this Committee, as is the identification of characteristics required in new board members. However, the actual nomination of new board members remains with the board of directors of the Corporation which has, in the past, identified individuals which the board believes have had the experience and training necessary to meet the needs of the Corporation.

         Options to Purchase Securities from Company or Subsidiaries

         The Company has a Stock Option Plan (the "Plan") which provides for the granting of options to directors, officers and employees of the Company and its affiliates to purchase the Company's Common shares. The Plan is designed to assist the Company in attracting, retaining and motivating its key personnel by providing a means for participating in the future of the Company. The Plan is administered by the board of directors of the Company who have the discretion to choose from time to time from among full-time employees, officers and directors of the Company and its affiliates those persons to whom options are granted and the number of Common shares of the Company covered by each such grant. The Plan provides that the maximum number of Common Shares in the capital of the Company that may be reserved for issuance for all purposes under the Plan shall be equal to 600,000 Common Shares. Any Common Shares subject to a share option which for any reason are canceled or terminated without having been exercised shall again be available for grant under the Plan.

         The Plan provides that the maximum number of Common Shares which may be reserved for issuance to any participant pursuant to share options may not exceed 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism. The maximum number of Common Shares that may be issued to any one insider and its associates within a one year period may not exceed 5% of the outstanding issue.

         Under the Plan the maximum number of Common Shares that may be reserved for issuance to insiders of the Company is limited to 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to insiders under any other share compensation arrangement. The maximum number of Common Shares that may be issued to insiders of the Company within a one-year period may not exceed 10% of the outstanding issue.

         The names and titles of the Officers, Directors and employees of the Company and/or its subsidiaries to whom options have been granted and the number of shares subject to such options are set forth in the following table. As at May 23, 2003 options to purchase an aggregate of 270,000 of the Company's Common Shares have been issued to the following officers and directors of the Company.

                                                    Number of               Exercise          Expiration
      Name                      Title               Shares1,2                Price               Date
      ----                      -----               ------                   -----               ----
Mark I. Litwin                 President
                               & Director          100,000 Common           $0.125           Nov. 30, 2005

Daniel S. Tamkin               Chairman and        100,000 Common           $0.125           Nov. 30, 2005
                               CEO of principal
                               subsidiary

Stanley Abramowitz             Secretary            50,000 Common           $0.125           Nov. 30, 2005

Morton Litwin                  Director             20,000 Common           $0.125           Nov. 30, 2005



--------
1
     Limited to 20% of total number of shares optioned, annually, on a cumulative basis.
2
     All Options are subject to the individuals continuing in office or employment.

ITEM 7.           MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

         The following table lists all persons who own more than 10% of the Company's voting securities and the total amount of the Company's voting securities owned by the Officers and Directors as a group as of March 12, 2002:

                                    Identity of Person                          Number of                    Percentage
Title of Class                           or Group                               Shares Owned                 of Class
--------------                      ------------------                          ------------                 ----------
Common Shares                       Sutton Management
                                    Limited(1)                                   4,805,815                    37.3%

Common Shares                       CDS & Co.(2)                                 2,868,444                    22.3%

Common Shares                       Fred Litwin(3)                               1,059,133                      8.2%

Common Shares                       CT Securities Inc.                           1,650,000                    12.8%

Class B Preference
  Shares                            CDS & CO.(2)                                    434,137                    25.4%

Class B Preference
  Shares                            Cede & Co.(2)                                   636,176                    37.2%

Class B Preference
 Shares                             George Tsotos                                   198,500                    11.6%

Common Shares                       All officers and
                                 directors as a
                                    group (six persons)                          5,864,948                    45.6%


     Information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective Directors. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

--------

1 Sutton Management Limited ("Sutton") is an Ontario corporation wholly owned by a trust for the benefit of the children of Fred A. Litwin, a Director of the Company. Mark I. Litwin, President and a Director of the Company is a beneficiary of this trust.

2 The beneficial ownership of the shares registered in the name of CDS & Co. and Cede & Co. is unknown.

3 The beneficial ownership of shares by various private and public entities controlled, either directly, or indirectly by Mr. Litwin, a Director of the Company.

B.       Related Party Transactions

         None.

ITEM 8.           FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

         In the normal course of its operations, the Company has been or, from time to time, may be named in legal actions seeking monetary damages. While the outcome of these matters cannot be estimated with certainty, Management does not expect, based upon consultation with legal counsel, that they will have a material effect on the Company's business or financial condition.


B.       Significant Changes

None.

ITEM 9.           THE OFFER AND LISTING

         The Company's Common Shares and Class B Preference Shares are traded on the Toronto Stock Exchange. The following details (i) for the five most recent full financial years: the high and low market prices; (ii) for the two most recent full financial years: the high and low market prices for each full financial quarter; and (iii) for the most recent six months: the high and low market prices for each month.



Annual Information
---------------------------------------------- --- -------------------------
                           Common Shares               Class B Preferred

---------------------------------------------- --- -------------------------

---------------------------------------------- --- -------------------------
  1998                       $0.45      $0.065            $0.30        $0.03
---------------------------------------------- --- -------------------------
  1999                       $0.30       $0.08            $0.10        $0.02
---------------------------------------------- --- -------------------------
  2000                       $2.00       $0.11            $0.35       $0.025
---------------------------------------------- --- -------------------------
  2001                       $0.39       $0.08            $0.10        $0.03
---------------------------------------------- --- -------------------------
  2002                       $0.36       $0.13            $0.05        $0.02
---------------------------------------------- --- -------------------------

--------------------------------------- --- -------------------------
Quarterly Information
--------------------------------------------- --- -------------------------

--------------------------------------------- --- -------------------------
 December 31, 2000          $0.35       $0.08            $0.10        $0.05
--------------------------------------------- --- -------------------------
   March 31, 2001           $0.39       $0.09            $0.09        $0.03
--------------------------------------------- --- -------------------------
   June 30, 2001            $0.20       $0.10            $0.09        $0.03
--------------------------------------------- --- -------------------------
 September 30, 2001         $0.17       $0.10            $0.03        $0.03
--------------------------------------------- --- -------------------------
 December 31, 2001          $0.36       $0.15            $0.05        $0.03
--------------------------------------------- --- -------------------------
   March 31, 2002           $0.32       $0.20            $0.05        $0.04
--------------------------------------------- --- -------------------------
   June 30, 2002            $0.29       $0.14            $0.03        $0.03
--------------------------------------------- --- -------------------------
 September 30, 2002         $0.31       $0.13            $0.03        $0.02
--------------------------------------------- --- -------------------------


Monthly Information
------------------------------------------- --- -------------------------
 November 2002            $0.17       $0.12            $0.01        $0.01
------------------------------------------- --- -------------------------
 December 2002        No trades   No trades        No trades    No trades
------------------------------------------- --- -------------------------
  January 2003        No trades   No trades        No trades    No trades
------------------------------------------- --- -------------------------
 February 2003        No trades   No trades        No trades    No trades
------------------------------------------- --- -------------------------
    March 2003        No trades   No trades        No trades    No trades
------------------------------------------- --- -------------------------
    April 2003        No trades   No trades        No trades    No trades
------------------------------------------- --- -------------------------
      May 2003        No trades   No trades        No trades    No trades
------------------------------------------- --- -------------------------

Effective November 22, 2002, the Toronto Stock Exchange suspended trading of the Company's shares for failure to meet the Exchange's continued listing requirements.

     The Company's Common Shares and Class B Preference Shares are quoted in the United States on the OTC Bulletin Board. The following details (i) for the five most recent full financial years: the high and low market prices; (ii) for the two most recent full financial years: the high and low market prices for each full financial quarter; and (iii) for the most recent six months: the high and low market prices for each month.

                                  COMMON SHARES

                         Fiscal Year Ended September 30,
              2002        2001*          2000**         1999            1998
             ------------------------------------------------------------------
High Bid      0.17        0.14           0.0625         0.0625          0.4
High Ask                                 1.125          0.25            0.45
Low Bid       0.06        0.05           0.05           0.05            0.05
Low Ask                                  0.25           0.025           0.1


The following tables detail reported sales on the indicated days.

         2001            HIGH        LOW        CLOSE
  -------------------- ---------- ---------- ------------
  May 23               .0805      .0805      .0805
  June 8               .08        .08        .08
  June 12              .08        .08        .08
  July 26              .075       .075       .075
  August 8             .05        .05        .05
  October 26           .09        .075       .09
  December 17          .175       .175       .175
  December 28          .195       .195       .195
  December 31          .195       .195       .195
  -------------------- ---------- ---------- ------------


         2002            HIGH        LOW        CLOSE
  -------------------- ---------- ---------- ------------
  January 25           .17        .17        .17
  February 21          .165       .165       .165
  February 25          .17        .17        .17
  March 4              .17        .17        .17
  March 20             .17        .17        .17
  June 14              .08        .07        .08
  June 18              .085       .085       .085
  August 27            .08        .07        .08
  September 24         .12        .12        .12
  October 21           .10        .09        .10
  October28            .10        .10        .10
  October 31           .075       .075       .075
  November 4           .07        .06        .07
  December 20          .06        .06        .06
  -------------------- ---------- ---------- ------------


         2003            HIGH        LOW        CLOSE
  -------------------- ---------- ---------- ------------
  February 18          .05        .05        .05
  -------------------- ---------- ---------- ------------


* Figures represent reported sales, not Bid and Ask prices **April 27, 2000 is the last date for which a Bid and Ask quote is available

                            CLASS B PREFERRED SHARES

                                          FISCAL YEAR ENDED SEPTEMBER 30,
              2002        2001           2000**        1999             1998
              ----------------------------------------------------------------
High Bid      0.085       0.07           0.135**        0.03            0.15
High Ask                                                0.15            0.24
Low Bid       0.001       0.02           0.015**        0.02            0.03
Low Ask                                                 0.05            0.07

** Figures for FY 2000, 2001 and 2002 represent reported sales, not Bid and Ask prices


The following tables detail reported sales on the indicated days.
         2001            HIGH        LOW        CLOSE
 -------------------- ---------- ---------- ------------
 January 3            .055       .02        .02
 May 23               .0225      .0225      .0225
 June 8               .02        .02        .02
 July 16              .055       .055       .055
 July 26              .07        .07        .07
 December 17          .015       .01        .01
 December 31          .01        .01        .01
 -------------------- ---------- ---------- ------------



        2002            HIGH        LOW        CLOSE
 -------------------- ---------- ---------- ------------
 March 4              .0225      .0225      .0225
 March 30             .02        .02        .02
 June 27              .085       .085       .085
 September 3          .015       .015       .015
 October 21           .01        .007       .01
 October 22           .007       .007       .007
 October 28           .003       .003       .003
 October 31           .001       .001       .001
 November 4           .005       .005       .005
 November 8           .0063      .0063      .0063
 November 14          .035       .035       .035



         As at May 23, 2003, the Company's shareholder register indicates that there were 606 holders of record of Common Shares and 645 holders of record of Class B Preference Shares. Of these, 516 record holders of Common Shares holding an aggregate of 811,430 shares, representing approximately 6.3% of the Company's issued and outstanding Common Shares, 567 record holders of Class B Preference Shares holding an aggregate of 944,034 shares, representing 55.2% of Company's issued and outstanding Class B Preference Shares, were resident in the United States.

         Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B. Memorandum and articles of association

Not applicable.

C. Material Contracts

None.

D. Exchange Controls

         The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes. The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares. As at May 23, 2003, all of the directors of the Company are, and 93.7% of its voting shares were owned by, Canadians. The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

         The ICA will substantially reduce the regulatory requirements for acquisition of interests in Canadian businesses under prior legislation, most importantly, (i) by providing that foreign investments below specified threshold (generally, direct acquisitions of Canadian business with gross assets less than $5 million, or "indirect acquisitions" of businesses with gross assets less than $50 million.) sizes have only a notification, as opposed to a substantive review, requirement, and (ii) by liberalizing the review standards for approval.

         Apart from the ICA, there are no other limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or the Articles of Incorporation of the Company. There are no other decrees or regulations in Canada which restrict the export or import of Capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities except as discussed at Paragraph E, "Taxation."


E.       Taxation

         The following is a general discussion of the income tax aspects under Canadian law relating to ownership of the Company's Common Shares and New Preference Shares. These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor. This summary does not consider U.S. federal or state income tax provisions or Canadian Provincial income tax provisions, which may be at variance with the provisions contained in the Income Tax Act (Canada) and is not intended to be, nor should it be construed as, legal or tax advice.

         Dividends paid to a non-resident of Canada, including distributions or redemptions which are treated as dividends and certain stock dividends, are subject to Canadian income tax. The Canadian non-resident withholding tax would be withheld by the Company who would remit only the net amount to the shareholder. By virtue of Article X of the Canada United States Tax Convention, which came into force on August 16, 1984, the rate of tax for dividends paid to a resident of the U.S. is limited to 15% (or 10% in the case of a corporate shareholder owning at least 10% of the voting stock of the Company). In the absence of any treaty provisions, the rate of tax imposed would be 25% of the applicable amounts.

         Stock dividends received by non-residents from the Company would be subject to Canadian non-resident withholding tax as noted above, to the extent that the paid-up capital of the Company has been increased as a result of the stock dividend.

         Gain from the sale of Common Shares and Class B Preference Shares of the Company by a non-resident of Canada will not be subject to Canadian tax provided the shareholder has not held a "substantial interest" (25% or more of the shares of any class of Company stock) in the Company, at any time in the five preceding years. By virtue of Article XIII of the Canada-United States Tax Convention, shareholders who are resident in the United States and hold a substantial interest in the Company's Common Shares or Class B Preference Shares will not be subject to Canadian tax on gain from sale of the shares of the Company provided that the value of the shares does not derive principally from real property situated in Canada.

H.  Documents on Display

         Upon prior reasonable written request, documents concerning the Company which are referred to herein may be inspected at the Company's offices at 106 Avenue Road, Toronto, Ontario.

ITEM 11.          QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK.

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. We currently maintain an investment portfolio primarily of Canadian Bond obligations and Equity Investments. The average duration of all of our investments in 2002 was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     a. The Company's Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934) within 90 days of the date of this report and each has concluded that such disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     b. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                    PART III

ITEM 17.      FINANCIAL STATEMENTS

              The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18.      FINANCIAL STATEMENTS

              The financial statements included herein are the following:

              Audited Consolidated Financial Statements as at September 30, 2002

ITEM 19.      FINANCIAL STATEMENTS AND EXHIBITS

              (a) Reference is made to the "Index to Financial Statements and Supplemental Information set forth on page 24 of this Annual Report.

              (b)      Exhibits:

2. Amalgamation Agreement dated January 20, 2003 between Mirtronics Inc. and Genterra Investment Corporation

99.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. 1350).*

* Included herewith

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of the Company

         Auditors' Report.....................................................

         Consolidated Balance Sheet as at September 30, 2002 and 2001.........

         Consolidated Statement of Deficit for the Years ended
           September 30, 2002, 2001 and 2000..................................
         Consolidated Statement of Earnings for the Years ended
           September 30, 2002, 2001 and 2000....................................

         Consolidated Schedule of Revenue and Expenses for
           the Years ended September 30, 2002, 2001 and 2000..................

         Consolidated Statement of Cash Flows for the Years ended
           September 30, 2002, 2001 and 2000..................................

         Notes to Consolidated Financial Statements...........................


         Schedule II - Valuation and Qualifying Accounts......................




All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required under the related instructions or are inapplicable, or the information is contained in the Company's Consolidated Financial Statements or accompanying notes and therefore have been omitted.

                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               MIRTRONICS INC.





                               /s/ STANLEY ABRAMOWITZ
                               ------------------------------------------------
                               STANLEY ABRAMOWITZ,
                               Secretary




Dated: June 12, 2003

                                  CERTIFICATION


I, Mark Litwin, certify that:

1. I have reviewed this annual report on Form 20-F of Mirtronics Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 12, 2003

Mark Litwin
President and Chief Executive Officer

                                  CERTIFICATION


I, Stan Abramowitz, certify that:

1. I have reviewed this annual report on Form 20-F of Mirtronics Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 13, 2003

Stan Abramowitz
Chief Financial Officer

                         MIRTRONICS INC.

                CONSOLIDATED FINANCIAL STATEMENTS

                       SEPTEMBER 30, 2002

                                AUDITORS' REPORT

To the Shareholders of
MIRTRONICS INC.

We have audited the consolidated balance sheet of MIRTRONICS INC. as at September 30, 2002 and 2001 and the consolidated statements of deficit, contributed surplus, earnings and cash flows for each of the three years in the period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and the cash flows for the three years then ended in accordance with Canadian generally accepted accounting principles.

The examination referred to in the above report also included the related financial statement schedules listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the three years in the period ended September 30, 2002. In our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly the information set forth therein.

On December 20, 2002, we reported separately to the shareholders of MIRTRONICS INC. on the consolidated financial statements for the years ended September 30, 2002 and 2001 prepared in accordance with Canadian generally accepted accounting principles without a note disclosing the summary of differences between Canadian and United States accounting principles.



                                    [signed]
                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants
Toronto, Ontario
December 20, 2002

CONSOLIDATED BALANCE SHEET
(Expressed in Canadian Dollars)

                                                                    September 30,
                                                               2002              2001
                                                               ----------------------
ASSETS
CURRENT
  Cash and cash equivalents                               $ 1,198,050       $ 1,487,206
  Short-term investments                                      483,938           284,819
  Accounts receivable (notes 2 and 5)                       8,010,629        10,333,211
  Income taxes recoverable                                    156,705             -
  Inventories (note 5)                                      3,801,782         3,544,546
  Prepaid expenses and deposits                               469,691           510,073
  Current portion of note receivable (note 3)                 100,000             -
  Future income taxes                                         537,743           396,204
                                                          ------------      ------------
                                                           14,758,538        16,556,059

NOTES RECEIVABLE (note 3)                                     600,000           700,000

PROPERTY AND EQUIPMENT (notes 4 and 5)                        553,310           530,873

FUTURE INCOME TAXES                                           301,836           629,095
                                                          ------------      ------------

                                                          $16,213,684       $18,416,027
                                                          ============      ============


See accompanying notes to financial statements.


                                                                    September 30
                                                               2002              2001
                                                               ----------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities                $ 4,450,770       $ 5,097,234
  Income taxes payable                                          -               396,308
  Deferred service revenue                                    707,637           716,480
  Current portion of long-term debt (note 5)                  210,425           222,265
                                                            5,368,832         6,432,287

LONG-TERM DEBT (note 5)                                     1,497,233         2,312,198
FUTURE INCOME TAXES                                            18,412             -
NON-CONTROLLING INTEREST                                    5,074,571         4,436,102
                                                           -----------       -----------
                                                           11,959,048        13,180,587
                                                           -----------       -----------
SHAREHOLDERS' EQUITY
    Capital stock (note 6)
    Issued and outstanding
         1,709,115    Preferred shares                      1,110,930         1,110,930
        12,917,581    Common shares (2001 - 13,117,581)     5,328,092         5,410,586
                                                           -----------       -----------
                                                            6,439,022         6,521,516

Contributed surplus                                           262,445           234,742

Deficit                                                    (2,446,831)       (1,520,818)
                                                           -----------       -----------
                                                            4,254,636         5,235,440
                                                           -----------       -----------
                                                          $16,213,684       $18,416,027
                                                           ===========       ===========


Commitments and Contingencies (note 9)

CONSOLIDATED STATEMENT OF DEFICIT
(Expressed in Canadian Dollars)

                                                                                         Year ended September 30
                                                                                 2002             2001              2000
                                                                                -----------------------------------------
Deficit at beginning of year, as previously stated                          $(1,520,818)     $(2,730,341)     $(2,920,220)

  Restatement of asset and liability method
  of accounting for income taxes                                                  -              741,931          791,045
                                                                             -----------      -----------      -----------
Deficit at beginning of year, as restated                                    (1,520,818)      (1,988,410)      (2,129,175)

    Net earnings (loss) for the year                                           (926,013)         467,592          140,765
                                                                             -----------      -----------      -----------
DEFICIT, AT END OF YEAR                                                     $(2,446,831)     $(1,520,818)     $(1,988,410)
                                                                             ===========      ===========      ===========


CONSOLIDATED STATEMENT OF CONTRIBUTED SURPLUS
(Expressed in Canadian Dollars)

                                                                                          Year ended September 30
                                                                                 2002             2001              2000
                                                                                -----------------------------------------
Balance at beginning of year                                                   $234,742         $234,742          $193,734

    Excess of book value over cost of shares purchased and
      subsequently cancelled                                                     27,703            -                41,008

BALANCE, AT END OF YEAR                                                        $262,445         $234,742          $234,742
                                                                               =========        =========          ========



See accompanying notes to financial statements.

---------------------------------------------

CONSOLIDATED STATEMENT OF EARNINGS
(Expressed in Canadian Dollars)

                                                                                       Year ended September 30
                                                                              2002               2001            2000
                                                                             --------------------------------------------
Sales (Schedule)                                                            $26,616,978      $30,616,884       $28,111,834
Cost of sales (Schedule)                                                     18,555,088       20,810,855        18,886,653
                                                                             -----------      -----------       -----------
                                                                              8,061,890        9,806,029         9,225,181
                                                                             -----------      -----------       -----------
Expenses
  Selling and administrative (Schedule)                                       8,637,265        8,060,743         7,437,521
  Amortization                                                                  203,899          189,320           182,715
  Interest on long-term debt                                                    139,356          224,257           366,715
  Foreign exchange gain                                                      (   29,980)      (  154,092)       (   43,226)

  Other interest income                                                      (   84,226)      (   99,825)       (   79,488)
                                                                             -----------      -----------       -----------
                                                                              8,866,314        8,220,403         7,864,237
                                                                             -----------      -----------       -----------
Earnings (loss) from operations                                              (  804,424)       1,585,626         1,360,944

  Loss on issuance of shares by subsidiary                                   (   90,477)          -              ( 116,459)
  Loss on sale of shares of subsidiary                                       (  354,983)          -                 -
                                                                             -----------      -----------       -----------

Earnings (loss) before income taxes and
  non-controlling interest                                                   (1,249,884)       1,585,626         1,244,485

  Income taxes (recovery)(note 7)                                            (   87,840)         539,406           651,069
                                                                             -----------      -----------        ----------
Earnings (loss) before non-controlling interest                              (1,162,044)       1,046,220           593,416

  Non-controlling interest                                                      236,031       (  578,628)        ( 452,651)
                                                                             -----------      -----------        ----------
NET EARNINGS (LOSS) FOR THE YEAR                                            $(  926,013)     $   467,592        $  140,765
                                                                             -----------      -----------        ----------

EARNINGS (LOSS) PER SHARE (note 8)                                          $     (0.07)     $      0.04        $     0.01
                                                                             ===========      ===========        ==========


See accompanying notes to financial statements.

---------------------------------------------

CONSOLIDATED SCHEDULE OF REVENUE AND EXPENSES
(Expressed in Canadian Dollars)

                                                                                          Year ended September 30
                                                                                 2002             2001              2000
                                                                             ---------------------------------------------
SCHEDULE OF SALES
  Service revenue from third parties                                        $ 7,091,322      $ 6,676,910       $ 6,135,637
  Sales to third parties                                                     19,525,656       23,939,974        21,976,197
                                                                             -----------      -----------       -----------
                                                                            $26,616,978      $30,616,884       $28,111,834
                                                                             ===========      ===========       ===========




SCHEDULE OF COST OF SALES
  Cost of service paid to third parties                                     $ 5,003,196      $ 4,815,879       $ 4,314,506
  Purchases from third parties                                               13,551,892       15,994,976        14,572,147
                                                                             -----------      -----------       -----------
                                                                            $18,555,088      $20,810,855       $18,886,653
                                                                             ===========      ===========       ===========




SCHEDULE OF SELLING AND ADMINISTRATIVE EXPENSES
  Management fees paid to a corporate shareholder                           $    24,000      $    24,000       $    24,000
  Other administrative expenses                                               8,613,265        8,036,743         7,413,521
                                                                             -----------      -----------       -----------
                                                                            $ 8,637,265      $ 8,060,743       $ 7,437,521
                                                                             ===========      ===========       ===========

See accompanying notes to financial statements.

---------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in Canadian Dollars)

                                                                                        Year ended September 30
                                                                                2002              2001             2000
                                                                               -------------------------------------------
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
    Net earnings for the year                                               $  (926,013)     $   467,592       $   140,765
    Add:  Charges (credits) to income not affecting cash
        Non-controlling interest                                               (236,031)         578,628           452,651
        Amortization                                                            203,899          189,320           182,715
        Deferred service revenue                                                 (8,843)         152,535            61,945
        Foreign exchange fluctuations on long-term items                         (8,852)         102,055            85,144
        Provision for doubtful accounts                                         158,868          (32,237)          169,076
        Future income taxes                                                     205,663          (11,490)           58,733
        Loss on issuance of shares by subsidiary                                 90,477           -                116,459
        Loss on disposal of property and equipment                                -               -                    707
        Loss on sale of shares of subsidiary                                    354,983           -                 -
                                                                             -----------      -----------       -----------
                                                                               (165,849)       1,446,403         1,268,195
  Change in non-cash components of operating working capital
        Accounts receivable                                                   2,163,714       (1,043,212)       (1,246,536)
        Income taxes recoverable                                               (156,705)           -                 -
        Inventories                                                            (257,236)         (80,510)         (113,887)
        Prepaid expenses and deposits                                            40,382         (250,468)           84,143
        Accounts payable and accrued liabilities                               (646,464)         856,383           817,655
        Income taxes payable                                                   (396,308)         (32,362)          422,845
                                                                             -----------      -----------       -----------
                                                                                581,534          896,234         1,232,415
                                                                             -----------      -----------       -----------
FINANCING ACTIVITIES
    Long-term debt repaid                                                    (1,481,640)      (1,205,338)       (1,929,790)
    Long-term debt incurred                                                     662,154          932,283         1,100,105
    Issuance of common shares by subsidiary                                     382,646                -           176,736
    Purchase of common shares for cancellation                                  (54,791)               -           (64,172)
                                                                             -----------      -----------       -----------
                                                                               (491,631)        (273,055)         (717,121)
                                                                             -----------      -----------       -----------
INVESTING ACTIVITIES
    Purchase of property and equipment                                         (226,336)        (226,224)         (280,788)

    Short-term investments                                                     (199,119)         (94,055)          (75,261)

    Proceeds on disposal of investments                                          46,396                -                 -
                                                                             -----------      -----------       -----------
                                                                               (379,059)        (320,279)         (356,049)
                                                                             -----------      -----------       -----------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                                  (289,156)         302,900           159,245

Cash and cash equivalents at beginning of year                                1,487,206        1,184,306         1,025,061
                                                                             -----------      -----------       -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $ 1,198,050      $ 1,487,206       $ 1,184,306
                                                                             ===========      ===========       ===========



SUPPLEMENTARY CASH FLOW INFORMATION
    Interest paid - net                                                          63,896          101,826           265,053
    Income taxes paid                                                           276,350          622,630           179,568
    Capital lease obligations incurred for purchase of equipment                      -                -           138,669


See accompanying notes to financial statements.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED SEPTEMBER 30, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in Note 13, conform, in all material respects, with the accounting principles generally accepted in the United States.

Use of Estimates

     The  preparation  of  financial  statements  in  conformity  with  Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at September 30, 2002, and reported amounts to revenues and expenses during the fiscal year. Actual results could differ from those estimates.

General

     The Company is incorporated under the Ontario Business Corporations Act, 1982. The Company's subsidiaries' operations consist of the design, manufacture, marketing and service of a variety of data communications products and systems with applications in the fire alarm, life safety, transit, security and communications industry.

Principles of Consolidation

     These financial statements include the accounts of the Company and its subsidiary companies. Inter-company balances and transactions have been eliminated on consolidation.

Cash Concentrations

     At September 30, 2002, the Company had approximately US$73,000 (Can. $116,000) (2001 - US$381,000 (Can. $601,000) in financial institutions that is subject to insured amount limitations.

Cash Equivalents

     The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Short-term Investments

     Short-term investments consist of marketable securities which are carried at the lower of cost and market. At September 30, 2002, the Company had marketable securities of $483,938 with a market value of $407,244. During the year, the Company sold securities for proceeds of $345,948 and realized a net trading loss of $59,324 against the cost of the investments.

Inventories

     Inventories of raw materials are valued at the lower of cost (principally on a first-in, first-out basis) and net realizable value.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are recorded at cost. Amortization is being provided for over the estimated useful life as follows:

Machinery and equipment           -  straight-line over 3 to 10 years
Leasehold improvements            -  straight-line over the term of the lease
Computer equipment                -  straight-line over 3 to 10 years
Office furniture and equipment    -  straight-line over 3 to 10 years
Equipment under capital lease     -  straight-line over 3 to 10 years

     All amortization has been included in expenses and none has been included in cost of sales.

Foreign Exchange Translation

     The Company's operations in the United States are considered to be integrated with the Company's operations. Monetary assets and liabilities are translated at rates of exchange in effect at the end of the fiscal year. Non- monetary assets and liabilities are translated at historical rates of exchange. Revenue and expenses are translated at the rates of exchange in effect at the date of the transaction.

     The resulting foreign exchange gains and losses are reflected in the consolidated statement of earnings.

Revenue Recognition

     Product and subcontract sales are recognized using the percentage-of-completion method. Service revenue from maintenance contracts is recognized on a straight-line basis over the terms of respective contracts which are generally one year. Non-contact service revenue is recognized when the services are performed.

Deferred Service Income

     Deferred service income is amortized into income over the life of the service contract on the straight-line basis.

Concentration of Credit Risk

     Financial instruments which potentially subject the Company to credit risk consist primarily of accounts receivable. The Company's operations are located in two large U.S. cities, each of which is an independent market. The Company grants credit to its customers, principally all of which are general or specialized construction contractors, none of which individually constitutes a significant portion of outstanding receivables. Approximately 84% (2001 - 84%) of such outstanding receivables are due from customers in New York.

     The Company places a portion of its temporary cash investments in Canadian government bonds.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

     In December 1997, the Canadian Institute of Chartered Accountants issued a new Handbook Section 3465 "Accounting for Income Taxes". This required a change for the years end September 30, 2001 and 2000 from the deferral method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

     Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate changes. Effective October 1, 2000, the company adopted the Handbook Section and has applied the provisions of it retroactively to all periods presented.

Fair Value of Financial Instruments

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

     The carrying amounts of all financial assets and liabilities approximate their fair value due to the terms of these instruments.

     The Company has no financial instruments that have material off-balance sheet risk or a materially different fair value than the respective instruments carrying of disclosed value.

Stock-Based Compensation and Other Stock-Based Payments

     In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock based-payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instuments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning October 1, 2001 for awards granted on or after the date.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


1.       Investments

         Synergx Systems Inc. (formerly Firetector Inc.)

         a) Synergx Systems Inc. ("Synergx") has granted the Company a warrant to purchase 310,000 common shares, expiring December 31, 2003, at an exercise price of US$1.02

         b) On consolidation, the excess of the net book value of the shares acquired relative to the option price has been eliminated against the non-identifiable assets.

         c) Although the Company currently directly holds 31.3% of the voting capital stock of Synergx and results of operations are recorded based upon this percentage, the Company can obtain up to 41.0% of the voting capital stock of Synergx by exercising its warrants to acquire 310,000 common shares, with a cash outlay of approximately US$316,000 from the Company. Based upon this and voting agreements with other shareholders, the Company would have the right to designate the majority of the Board of Directors of Synergx. Therefore, the Company and Synergx continue to enjoy a parent- subsidiary relationship.

2.       Accounts Receivable
                                                     2002              2001
                                                                           --

  Accounts receivable, principally trade          $8,691,360       $10,832,915
  Due from corporations controlled by a director      -                 17,862
  Allowance for doubtful accounts                   (680,731)         (517,566)
                                                   ----------       -----------

                                                  $8,010,629       $10,333,211
                                                   ==========       ===========



3.       Note Receivable

         The note receivable from a former equity investee corporation bears interest at 6% per annum with semi-annual principal repayments of $50,000 commencing November 25, 2002.

4.       Property and Equipment

                                                                        2002                                 2001
                                                     --------------------------------------------          ----------
                                                                     Accumulated
                                                       Cost         Amortization            Net               Net
  Machinery and equipment                           $1,786,007        $1,415,349        $ 370,658         $ 354,423
  Leasehold improvements                                53,923             6,785           47,138            18,060
  Computer equipment                                         -                 -                -               197
  Office furniture and equipment                       210,659           176,892           33,767            26,194
  Equipment under capital lease                        184,319            82,572          101,747           131,999
                                                     ---------         ---------         --------          --------
                                                    $2,234,908        $1,681,598        $ 553,310         $ 530,873
                                                     =========         =========         ========          ========

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


4.       Property and Equipment (Continued)

     Amortization expense includes $27,213 (2001 - $35,074;  2000 - $32,580) for equipment under capital leases.

     The  accumulated   amortization  as  at  September  30,  2001  amounted  to
     $1,654,664.

5.       Long-term Debt

                                                                                          2002              2001
                                                                                       ---------         ---------
 Loans of US$848,240 (2001 - US$1,309,671) bearing interest
 at US prime plus 1/4% per annum (2001 - US prime plus 3/4%)                          $1,346,327        $2,067,316
 Long-term lease obligations secured by certain property and equipment, requiring monthly payments of US$2,556, maturing
 in various years through fiscal 2005                                                    106,117           141,370
 Note payable to a director of a subsidiary bearing interest at 4% per
 annum payable in monthly instalments of US$3,905, due January 2004                       92,981           166,445
 Other                                                                                   162,233           159,332
                                                                                       ---------         ---------
                                                                                       1,707,658         2,534,463
   Less:  Current portion                                                                210,425           222,265
                                                                                       ---------         ---------
                                                                                      $1,497,233        $2,312,198
                                                                                       =========         =========


     The aggregate amount of maturities of long-term debt in each of the next four years is as follows:

         2003                                      $  210,425
         2004                                          92,353
         2005                                       1,404,146
         2006                                             734
                                                    ---------
                                                   $1,707,658
                                                    =========



     A subsidiary of the Company has a credit facility with a U.S. bank for $4,761,600 (US$3,000,000) through December 2004. The credit facility provides for interest at prime plus 0.25% on outstanding balances. The credit facility is secured by all of the assets of the subsidiary and its subsidiaries. The facility provides for various covenants which restrict the payment of dividends, acquisitions and capital expenditures and the subsidiary is required to maintain certain financial ratios. At September 30, 2002, the subsidiary was not in default of any of its financial covenants.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


6.       Capital Stock

     At September 30, 2002, the authorized capital stock of the Company is as follows:

         An unlimited number of preferred shares, issuable in series An unlimited number of non-voting, non-participating, cumulative, redeemable, preference shares, Series 1
         An unlimited number of non-voting, non-participating, redeemable, non-cumulative, Class "B" preference shares
         An unlimited number of Common shares

                                                                     Common                        Preferred Class "B"
                                                             Number           Amount            Number           Amount
                                                           --------        ---------         ---------        ---------
         Issued and Outstanding
         Balance September 30, 2000 and 2001              13,117,581       $ 5,410,586         1,709,115       $ 1,110,930
         Purchased for cancellation under
           normal course issuer bid                         (200,000)          (82,494)                -                 -
                                                          -----------       -----------        ----------       ----------

         Balance September 30, 2002                       12,917,581       $ 5,328,092         1,709,115       $ 1,110,930
                                                          ===========       ===========        ==========       ==========


         Options

     As at September 30, 2002, the Company had reserved 270,000 common shares under its employee stock option plan for outstanding options granted to directors, officers and employees. The options are exercisable at $0.125 and expire on November 30, 2005.

7.       Income Taxes
                                        2002            2001           2000
                                      ---------       --------       -------

         Current                     $(293,503)      $550,896       $592,336
         Future income taxes           205,663        (11,490)        58,733
                                      ---------       --------       -------
                                     $ (87,840)      $539,406       $651,069
                                      =========       ========       ========

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


7.       Income Taxes (Continued)

         The difference between the effective tax rate for continuing operations and the combined basic federal and provincial tax rate is explained as follows:

                                                                                    Effect on Basic Income Tax Rate
                                                                              2002               2001             2000
                                                                              ----               ----             ----
                                                                                %                 %                %
        Income taxes computed at statutory combined
          basic income tax rate                                                39.1              42.1             44.3
        (Decrease) increase in taxes resulting from
          benefit of future tax deductible items                               (3.7)             (1.2)             3.3
        Non-taxable foreign exchange (gain) loss                                0.9              (8.4)            (2.8)
        Minimum tax                                                            (0.4)              0.6              6.4
        Other                                                                  (5.7)              0.9              1.1
        Valuation allowance in respect of utilization
         of non-capital losses                                                (23.2)                -                -
                                                                             -------           --------         -------

                                                                                7.0              34.0             52.3
                                                                             =======            ======           ======


     The Company has recorded future income taxes at September 30, 2002 and 2001 related to certain book provisions to be deducted in future tax returns. Management anticipates the return to profitable operations at a level that will result in the utilization of the recorded future income taxes.

     The components of future income tax assets consist of the following:

                                                        2002              2001
                                                       -------           -------

     Allowance for doubtful accounts                 $ 272,998        $  206,784
     Inventory obsolescence                            190,464           189,420
     Fixed assets                                      (18,412)          147,454
     Non-capital losses carried forward - net          356,853           454,115
     Cumulative minimum taxes                           19,264            27,526
                                                       --------        ---------
                                                     $ 821,167        $1,025,299
                                                       ========        =========


8.       Earnings Per Share

     Earnings per share has been calculated using the weighted average number of shares outstanding during the year of 13,100,914 (2001 - 13,117,581; 2000 - 13,325,915). The potential exercise of the issued options of the Company have no material dilutive effect and, therefore, are not disclosed.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


9.       Commitments and Contingencies

         Leases

     The Company is the lessee of premises in U.S. cities under leases expiring at various times through 2010. Rental expense for operating leases was $576,336 (2001 - $526,538; 2000 - $452,483). As at September 30, 2002,
     future minimum payments, by year and in the aggregate under non-cancellable operating leases, consisted of the following:

     2003                                                   $  631,853
     2004                                                      513,170
     2005                                                      528,496
     2006                                                      544,618
     2007                                                      475,998
     Thereafter                                                537,286
                                                             ---------
                                                            $3,231,421
                                                             =========



     Contingencies

     In the normal course of its operations, the Company's subsidiary has been or, from time to time, may be named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any material item exists that will affect the Company's business or financial condition.

10.      Related Party Transactions

     These consolidated financial statements include management fees paid to a corporate shareholder in the amount $24,000 (2001 - $24,000; 2000 - $24,000) which are not disclosed otherwise.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


11.      Segmented Information (in thousands of dollars)

         Segmented information for the fiscal years ended September 30, 2002, 2001 and 2000, respectively, is as follows for continuing operations:

         Geographic Segments
                                                             United
                                            Canada           States         Eliminations     Consolidated
                                            -------          ------          -----------       -------
         2002

         Sales to third parties            $     -          $26,617         $   -             $26,617
                                            -------          -------         --------          -------

         Net earnings (loss)               $  (435)         $  (491)        $   -             $  (926)
                                            -------          -------         --------          -------

         Total assets                      $ 2,409          $13,805         $   -             $16,214
                                            =======          =======         ========          =======



         2001

         Sales to third parties            $     -          $30,617         $   -             $30,617
                                            -------          -------         --------          -------

         Net earnings (loss)               $   (40)         $   507         $   -             $   467
                                            -------          -------         --------          -------

         Total assets                      $ 2,685          $15,731         $   -             $18,416
                                            =======          =======         ========          =======


         2000

         Sales to third parties            $     -          $28,112         $   -             $28,112
                                            -------          -------         --------          -------

         Net earnings (loss)               $  (276)         $   417         $   -             $   141
                                            -------          -------         --------          -------

         Total assets                      $ 2,361          $14,181         $   -             $16,542
                                            =======          =======         ========          =======

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


12.      Subsequent Events

         a) Effective November 23, 2002, the common and preference shares of the Company were suspended from trading on the TSX Venture Exchange ("TSX") for failure to meet the continued listing requirements of the TSX.

         b) On October 17, 2002, the Company disposed of a 7.5% interest in Synergx, realizing a loss of $252,000 and reducing its holdings to 23.8%. As a result, the Company will no longer enjoy a parent- subsidiary relationship and the investment in Synergx will be accounted for on the equity basis.

13. Summary of Differences Between Canadian and United States Accounting Principles

         The Company follows accounting principles generally accepted in Canada. Differences between generally accepted accounting principles in Canada and those applicable in the United States are summarized below.

         The Company translates the results of its U.S. subsidiary into Canadian dollars using the temporal method which is required for a vertically integrated subsidiary. Under United States generally accepted accounting principles, the translation gains and losses on long-term items are not recognized until realized and are reported as a separate component of shareholders' equity.

         Under Canadian accounting principles, the investment in Synergx is being consolidated when control of the investee's voting shares exist, although the company owns less than 50% of the voting shares (Note 1(c)). Under United States accounting principles, the investment is accounted for under the equity method when there is a significant influence over an investee, which is deemed to exist when the investor owns from 20 to 50% of the investee's voting shares.

         The effect on the consolidated balance sheets of the differences between accounting principles generally accepted in Canada and those accepted in the United States are summarized as follows.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


13. Summary of Differences between Canadian and United States Accounting Principles (Continued)

                                                               Canadian                             U.S.
                                                              Accounting         Increase        Accounting
                                                              Principles        (Decrease)       Principles
         September 30, 2002
         Cash and cash equivalents                            $ 1,198,050     $   (295,319)      $   902,731
         Short-term investments                                   483,938          (76,661)          407,277
         Accounts receivable                                    8,010,629       (7,983,013)           27,616
         Income taxes recoverable                                 156,705         (144,149)           12,556
         Inventories                                            3,801,782       (3,801,782)                -
         Prepaid expenses and deposits                            469,691         (467,213)            2,478
         Future income taxes                                      537,743         (537,743)                -
                                                                                -----------
         Total current assets                                  14,758,538      (13,305,880)        1,452,658
         Investments                                                    -        2,183,208         2,183,208
         Property and equipment                                   553,310         (553,310)                -
                                                                                -----------
         Total assets                                         $16,213,684     $(11,675,982)      $ 4,537,702
                                                                               ------------


         Accounts payable and accrued liabilities             $ 4,450,770     $ (4,113,483)      $   337,287
         Deferred service revenue                                 707,637         (707,637)                -
         Current portion of long-term debt                        210,425         (210,425)                -
                                                                                -----------
         Total current liabilities                              5,368,832       (5,031,545)          337,287
         Long-term debt                                         1,497,233       (1,497,233)                -
         Future income taxes                                       18,412          (18,412)                -
         Non-controlling interest                               5,074,571       (5,074,571)                -
         Translation adjustment                                         -         (445,181)         (445,181)
         Deficit                                               (2,446,831)         390,960        (2,055,871)
                                                                                -----------
         Total liabilities and shareholders' equity           $16,213,684     $(11,675,982)      $ 4,537,702
                                                                               ============

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


13. Summary of Differences between Canadian and United States Accounting Principles (Continued)


                                                                             Canadian                             U.S.
                                                                            Accounting         Increase        Accounting
                                                                            Principles        (Decrease)       Principles
         September 30, 2001
         Cash and cash equivalents                                          $ 1,487,206     $   (462,699)      $ 1,024,507
         Short-term investments                                                 284,819          (22,454)          262,365
         Accounts receivable                                                 10,333,211      (10,192,790)          140,421
         Inventories                                                          3,544,546       (3,544,546)                -
         Prepaid expenses and deposits                                          510,073         (507,595)            2,478
         Future income taxes                                                    396,204         (396,204)                -
                                                                                              -----------
         Total current assets                                                16,556,059      (15,126,288)        1,429,771
         Investments                                                                  -        2,826,666         2,826,666
         Fixed assets                                                           530,873         (524,577)            6,296
         Future income taxes                                                    629,095          (94,710)          534,385
                                                                                              -----------
         Total assets                                                       $18,416,027     $(12,918,909)      $ 5,497,118
                                                                                             ============


         Accounts payable and accrued liabilities                           $ 5,097,234     $ (4,859,697)      $   237,537
         Income taxes payable                                                   396,308         (358,070)           38,238
         Deferred service revenue                                               716,480         (716,480)                -
         Current portion of long-term debt                                      222,265         (222,265)                -
                                                                                              -----------
         Total current liabilities                                            6,432,287       (6,156,512)          275,775
         Long-term debt                                                       2,312,198       (2,312,198)                -
         Non-controlling interest                                             4,436,102       (4,436,102)                -
         Translation adjustment                                                       -         (448,838)         (448,838)
         Deficit                                                             (1,520,818)         434,741        (1,086,077)
                                                                                              -----------
         Total liabilities and shareholders' equity                         $18,416,027     $(12,918,909)      $(5,497,118
                                                                                             ============

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


13. Summary of Differences Between Canadian and United States Accounting Principles (Continued)

                                                                             Canadian                             U.S.
                                                                            Accounting         Increase        Accounting
                                                                            Principles        (Decrease)       Principles
         September 30, 2000
         Cash and cash equivalents                                          $ 1,184,306     $   (358,852)      $   825,454
         Short-term investments                                                 190,764           48,251            39,015
         Accounts receivable                                                  9,257,762       (9,100,353)          157,409
         Inventories                                                          3,464,036       (3,464,036)                -
         Prepaid expenses and deposits                                          259,605         (257,127)            2,478
         Future income taxes                                                    365,351         (365,351)                -
                                                                                              -----------
         Total current assets                                                14,721,824      (13,497,468)        1,224,356
         Notes receivable                                                       700,000          272,367           972,367
         Investments                                                                  -        2,411,496         2,411,496
         Fixed assets                                                           493,969         (486,100)            7,869
         Future income taxes                                                    626,112          (51,119)          574,993
                                                                                              -----------
         Total assets                                                       $16,541,905     $(11,350,824)      $ 5,191,081
                                                                                             ============


         Accounts payable and accrued liabilities                           $ 4,240,851     $ (3,892,152)      $   348,699
         Income taxes payable                                                   428,667         (402,384)           26,283
         Deferred service revenue                                               563,945         (563,945)                -
         Current portion of long-term debt                                      161,037         (161,037)                -
                                                                                              -----------
         Total current liabilities                                            5,394,500       (5,019,518)          374,982
         Long-term debt                                                       2,522,081       (2,522,081)                -
         Non-controlling interest                                             3,857,476       (3,857,476)                -
         Translation adjustment                                                       -         (407,930)         (407,930)
         Deficit                                                             (1,988,410)         456,181        (1,532,229)
                                                                                              -----------
         Total liabilities and shareholders' equity                         $16,541,905     $(11,350,824)      $ 5,191,081
                                                                                             ============


---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


13. Summary of Differences Between Canadian and United States Accounting Principles (Continued)

         The effect of these differences on reported earnings is summarized as follows:

                                                                                 2002              2001             2000
                                                                               ---------        ---------          ---------
         Net earnings (loss) from continuing operations
           Canadian accounting principles                                     $(926,013)       $ 467,592         $ 140,765
         Foreign exchange (gain) loss on long-term debt                          (8,852)         102,055            85,144
         Minority interest thereon                                                5,195          (61,147)          (51,015)
                                                                               ---------        ---------         ---------
         Net earnings for the year in accordance with
           U.S. GAAP                                                          $(929,670)       $  508,500        $ 174,894
                                                                               =========        ==========        =========




                                                                                 2002              2001             2000
                                                                               --------          --------       ----------

         Earnings (loss) per share - United States accounting
            principles - for the year                                          $(0.07)            $0.04           $ 0.01
                                                                               =======            =====           ======

    Comprehensive Income

    Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (SFAS 130) requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income. Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The following table presents comprehensive income and its components.

                                                                                 2002              2001             2000
                                                                               ---------        ---------         ---------

         Net income in accordance with U.S. GAAP                             $ (929,670)       $ 508,500         $ 174,894
         Other comprehensive income (loss), net of tax:
           Unrealized gain (loss) on available-for-sale securities              (40,124)         (62,348)           13,287
                                                                              ----------        ---------         ---------

         Comprehensive income                                                 $(969,794)       $ 446,152         $ 188,181
                                                                               =========        =========         =========



     U.S. GAAP requires investments in marketable securities available for sale to be recorded at market value and all unrealized holding gain and losses reflected in the shareholder's equity. Under Canadian GAAP, long-term investments are carried at historical cost with losses in value being recognized in income only when the loss in value is other than temporary and increase in value being recognized only when realized.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS



  COL. A                                   COL. B                       COL. C                    COL. D             COL.E
------------------------------------ ------------------ -----------------------------------  -----------------  -----------------


                                                                       ADDITIONS


                                                                (1)            Charged to
                                           Balance          Charged to           Other                                Balance
                                          Beginning          Costs and          Accounts          Deductions           End of
Description                               of Period          Expenses          -Describe          -Describe            Period
-----------                               ---------          --------          ---------          ---------            ------

For the year ended September 30, 2002
  Allowance for doubtful
    accounts                             $ 517,566          $ 159,373             $ -                $ -             $ 680,731
                                                            Bad debts
                                                            $3,792(1)
For the year ended September 30, 2001
  Allowance for doubtful
    accounts                             $ 524,549           $ 44,640             $ -              $ 76,965          $ 517,566
                                                            Bad debts                             Bad debts
                                                            $25,342(1)                           written off
For the year ended September 30, 2000
  Allowance for doubtful
    accounts                             $ 355,473          $ 239,664             $ -              $ 82,234          $ 524,549
                                                            Bad debts                             Bad debts
                                                            $11,646(1)                           written off






(1) These amounts represent the effect of foreign exchange fluctuations on the allowance for doubtful accounts.

                                EXHIBIT INDEX



2. Amalgamation Agreement dated January 20, 2003 between Mirtronics Inc. and Genterra Investment Corporation *


99.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. 1350).*

* Included herewith