Form 20-F/A
period 2002-09-30
MIRTRONICS INC
filed 2003-10-16
CIK 790846

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON,DC 20549

                                    FORM 20-F/A-1

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

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.7316 U.S. AT SEPTEMBER 17, 2003) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.


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

                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

SELECTED FINANCIAL DATA - FISCAL YEAR END

The fiscal years 2000, 1999, and 1998 were restated in 2001 to reflect the adoption of the new deferred tax rules.

                                 MIRTRONICS INC.
                            Summary of operating data
                        (All figures in Canadian dollars)
                       (Prepared Under Canadian G.A.A.P.)
                            Year Ending September 30,
                                  (As restated)

                                    2002            2001                2000                  1999               1998
                                    ----            ----                ----                  ----               ----
Sales                           $26,616,978      $30,616,884        $28,111,834          $25,346,613         $20,804,089

Cost of sales                    18,555,088       20,810,855         18,886,653           17,215,552          13,145,355
                                 ----------       ----------         ----------           ----------          ----------

Gross profit                      8,061,890        9,806,029          9,225,181            8,131,061           7,658,734

Expenses                          8,866,314        8,220,403          7,864,237            7,506,760           6,527,995
                                  ---------        ---------          ---------            ---------           ---------

(Loss) earnings  from
 Operations                        (804,424)       1,585,626          1,360,944              624,301           1,130,739

Equity in earnings
  of equity investee                  ----             ----               ----               104,351             158,403

Loss on issue of
 shares by subsidiary               (90,477)           ----            (116,459)              -----               -----

(Loss) gain on sale of shares
 of subsidiary and equity
 investee                          (354,983)           ----               ----              (185,970)            118,942

Income taxes                         87,840         (539,406)          (651,069)            (271,288)           (395,888)

Non-controlling Interest            236,031         (578,628)          (452,651)            (211,484)           (372,592)
                                    -------         ---------          ---------            ---------           ---------

Net (loss) earnings for
 the year                         ($926,013)        $467,592           $140,765              $59,910            $639,604
                                  ----------        =-------           --------               ======            --------

(Loss) earnings per share
 for the year                        ($0.07)           $0.04              $0.01                $0.00               $0.05
                                     -------           -----              -----                -----               -----

Weighted average number
of equity shares outstanding
 during the year                 13,100,914       13,117,581         13,325,915           13,372,581          12,570,258

---------------------------------------------------------------------------------------------------------------------------


Balance Sheet Data:                                        As at September 30,

                                       2002           2001               2000                1999                1998
                                      ----         --------           --------            ---------           ---------
Working
 capital                         $9,389,706      $10,123,772         $9,227,324           $9,340,976          $9,217,032

Total assets                     16,213,684       18,416,027         16,541,905           15,152,853          16,516,314

Long-term
 debt                             1,497,233        2,312,198          2,522,081            3,291,724           3,043,629

Shareholders'
 equity                           4,254,636       5,235,4405         $4,767,848           $4,691,253          $5,657,914

Cash dividends per
 Common Share                     Nil               Nil                Nil                 Nil                  Nil

---------------------------------------------------------------------------------------------------------------------------


The effect on net earnings (loss), earnings (loss) per share and total assets of the differences between accounting principles generally accepted in Canada and those accepted in the United States as described in Note 16 to the Audited Consolidated Financial Statements for the five years ended September 30, 2002, 2001, 2000, 1999, and 1998 are summarized as follows:

Five year historical data
Years ended September 30
Balance Sheet Data
                                                Canadian                              U.S.
                                              Accounting          Increase         Accounting
      Year ended September 30, 2002           Principles         (Decrease)        Principles
                                            -------------      -------------      ------------
Working capital                             $  9,389,706        $(8,274,335)      $ 1,115,371
                                            =============                         ============

Total assets                                  16,213,684        (11,675,982)        4,537,702
                                            =============                         ============

Long-term debt                                 1,497,233         (1,497,233)                -
                                            =============                         ============

Shareholders' equity                           4,254,636            (54,221)        4,200,415
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 2001           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------

Working capital                               10,123,772         (8,969,776)        1,153,996
                                            =============                         ============

Total assets                                  18,416,027        (12,918,909)        5,497,118
                                            =============                         ============

Long-term debt                                 2,312,198         (2,312,198)                -
                                            =============                         ============

Shareholders' equity                           5,235,405            (14,097)        5,221,308
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 2000           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------

Working capital                                9,327,324         (8,477,950)          849,374
                                            =============                         ============





Total assets                                  16,541,905        (11,350,824)        5,191,081
                                            =============                         ============

Long-term debt                                 2,522,081         (2,522,081)                -
                                            =============                         ============

Shareholders' equity                           4,767,848             48,251         4,816,099
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 1999           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------

Working capital                                9,340,976         (8,694,800)          646,176
                                            =============                         ============

Total assets                                  15,152,853        (10,084,327)        5,068,526
                                            =============                         ============

Long-term debt                                 3,291,724         (3,291,724)                -
                                            =============                         ============

Shareholders' equity                           4,691,253             34,962         4,726,215
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 1998           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------

Working capital                                9,217,032         (7,186,234)        2,030,798
                                            =============                         ============

Total assets                                  16,516,314        (11,903,019)        4,613,295
                                            =============                         ============

Long-term debt                                 3,043,629         (3,043,629)                -
                                            =============                         ============

Shareholders' equity                           5,657,914            (30,321)        5,627,593
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============


                                                                   Year Ended September 30,
                                                     2002         2001         2000         1999         1998
                                                  ---------    ---------    ---------    ---------    ---------
(Loss) earnings for the period in accordance
 with Canadian GAAP                               $(926,013)   $ 467,592    $ 140,765    $  59,911    $ 639,604

 Foreign exchange (gain) loss on long-term debt      (8,852)     102,055       85,144      (89,448)     331,584
 Minority interest thereon                            5,195      (61,147)     (51,015)      50,550     (197,718)

                                                  ---------    ---------    ---------    ---------    ---------
Net (loss) earnings for the period in
 accordance with US GAAP                           (929,670)     508,500      174,894       21,013      773,470
                                                  =========    =========    =========    =========    =========

Net (loss) earnings for the
 period in accordance with US GAAP                 (929,670)     508,500      174,894       21,013      773,470

Other comprehensive (loss) income, net of tax
Unrealized (loss) gain in available for sale
 securities                                         (40,124)     (62,348)      13,287       65,288      (73,777)

                                                  ---------    ---------    ---------    ---------    ---------
Comprehensive (loss) income                        (969,794)     446,152      188,181       86,301      699,693
                                                  =========    =========    =========    =========    =========

(Loss) earnings per share - US accounting
principles - for the period                           (0.07)        0.03         0.01         0.01         0.05
                                                  =========    =========    =========    =========    =========

Fully diluted earnings (loss) per share is not disclosed as the calculations are anti-dilutive



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


Source:  Federal Reserve Statistical Release


         On September 17, 2003 the exchange rate for the US/Canadian dollars was $0.7316 ($1.3667/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.


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


     The registered and principal offices of Mirtronics Inc. are located at 106 Avenue Road, Toronto, Ontario M5R 2H3. (416) 920-0500.

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

C. Organizational Structure.

     Mirtronics Inc. comprises the Company's wholly owned subsidiaries,127627 Ontario Limited, 646056 Ontario Limited, 767705 Ontario Limited, each of which is organized in Canada. In addition, the Company, at September 30, 2002, had a 31.3% interest in Synergx Systems Inc., a corporation organized in the United States.

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



RESULTS OF OPERATIONS
General. The following table sets forth items derived from the consolidated statement of earnings expressed in thousands of dollars for each of the three years ended September 30, 2002, 2001 and 2000. Percentages are expressed as a percentage of revenue for each of the three years presented.


                              2002                2001               2000
Revenue                 $26,617   100.0%   $30,616   100.0%    $28,111  100.0%
Gross profit              8,062    30.3%     9,806    32.0%      9,225    32.8%
Expenses                  8,866    33.3%     8,220    26.8%      7,864    28.0%
Earnings (loss) from
 operations                (804)   (3.0%)    1,585     5.2%      1,360    4.8%
Net earnings (loss)        (926)   (3.5%)      467     1.5%        141    0.5%


Revenue. The decrease in 2002 was as a result of a decrease in Synergx's product revenues by 24% from the prior year. The decrease was caused by the general slowdown in economic activity in Synergx's principal markets, New York and Dallas. In addition, the events of September 11th delayed work on several projects involving New York City Transit Authority and caused indefinite postponement of projects at existing customer facilities.

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

Synergx's order position, excluding service, increased to US$12.1 million at September 30, 2002 compared to US$7.8 million at September 30, 2001. Synergx expects to fulfill a significant portion of its backlog over the next twelve months. The high level of backlog reflects recent large new orders for several subway complexes that will be deliverable over several years as the projects are released. In addition, the backlog includes US$2.2 million of recent orders for communication and announcement systems from several transit car manufacturers that will be shippable over the next 24 month period. While quotation activity is brisk, there is no assurance when orders will be received and whether the order position will increase. Due to the fact that Synergx's products are sold and installed as part of larger construction or mass transit projects, there is typically a delay between the booking of the contract and its revenue realization. The order position includes, and Synergx continues to bid on, projects that might include significant subcontractor labour (electrical installations performed by others). Synergx expects to be active in seeking orders where it would act as the prime contractor and be responsible for the management of the project as well as electrical installation.


Gross Profit
2002 Gross profit from product revenues decreased 27% primarily as a result of the 24% decline in product sales. This decrease in gross profit was due to the relative fixed nature of certain overhead costs which could not be reduced in line with the decline in sales.

Gross profit from subcontract revenue increased in absolute terms, however the margin was lower as one large project was contracted for at a lower than normal mark up. The decrease in gross profit on product sales and subcontractor revenues was offset by an increase in gross profit and gross profit margin on service revenues due to higher call-in maintenance service which resulted in better utilization of labor costs.

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

Net Income. After giving effect to non-controlling interest in Synergx, Mirtronics incurred a (loss) for the year $(926,013) compared to earnings of $467,592 in 2001 and $140,765 in 2000. The decrease in net income during 2002 was primarily due to the loss of gross margin due to the 24% decline in product revenues caused by the general slowdown in economic activity and delays and postponements in certain projects caused by the events of September 11th and the increase in selling and administrative expenses to support higher product sales and expanded product territory offset, in part, by lower interest costs primarily due to lower interest rates during 2002. Also affecting net income were losses experienced as a result of the sale of shares of Synergx and the dilution of investment caused by the issuance of additional shares by Synergx.

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

Inflation. The impact of inflation on Mirtronics business operations has not been material in the past. Synergx's labour costs are normally controlled by union contracts covering a period of three years and its material costs have remained relatively stable. However, in July 2002 Synergx and its union agreed to a new three-year contract that provides for wage/benefits increases of 5% in each year.

LIQUIDITY AND CAPITAL RESOURCES

Mirtronics  principal  sources  of  liquidity  are  cash  on  hand,   marketable
securities, cash flow from operations and unused borrowing capacity under existing lines of credit.

Synergx, Mirtronics' principal subsidiary, has a US$3 million credit facility with Citizens Business Credit of Boston (the "Credit Facility") that expires in December, 2004. The Credit Facility has an interest rate of prime plus 1/4% on outstanding balances. Advances under the Credit Facility are measured against a borrowing base calculated on eligible receivables and inventory. The Credit Facility is secured by all of the assets of Synergx and all of its operating subsidiaries. The Credit Facility includes various covenants, which, among other things, impose limitations on declaring or paying dividends, acquisitions and capital expenditures. Synergx is also required to maintain certain financial ratios. Citizens Business Credit of Boston has modified the requirements for one of these ratios for the fiscal year 2002. At September 30, 2002, Synergx was not in default under any of its financial covenants as a result of this modification and at such time owed US$848,000 under the credit facility.

The Company's working capital decreased to $9,389,706 at September 30, 2002 from $10,123,772 at September 30, 2001 and $9,327,324 at September 30, 2000. The
ratio of current assets to current liabilities increased to 2.75:1 at September 30, 2002 from 2.57:1 at September 30, 2001.

At September 30, 2002, Mirtronics' accounts and notes receivable were $8,010,629, compared to $10,333,211 at September 30, 2001 and $9,257,762 at
September 30, 2000. The changes during 2002 and 2001 were primarily a result of the fluctuations in sales volumes experienced by the Company during both years.

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

Mirtronics (including subsidiaries) had lease commitments with aggregate rental payments of $576,336 during the current year.

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

(4) Member of Audit Committee.

(5) Member of Corporate Governance Committee.


Information Concerning Directors of Mirtronics


Mark Litwin - President and Director
Mr. Litwin has a BA Honors in Economics and a MBA degree from York University. Mr. Litwin has held the position as President of Mirtronics since 1990. Mr. Litwin is President and a Director of Genterra Investment Corporation, a position he has held since 1987. Mr. Litwin is also a director and officer of other corporations affiliated with Forum Financial Corporation, a Toronto based private investment management organization. Mr. Litwin has significant experience in the management of commercial and industrial real estate.

Stan Abramowitz - Secretary, Chief Financial Officer and Director
Mr. Abramowitz has a B.Comm and a B.Acc degree from the University of the Witwatersrand and is a Chartered Accountant. Mr. Abramowitz has held the position as Chief Financial Officer of Mirtronics since 1989. Mr. Abramowitz is Secretary and Chief Financial Officer of Genterra Investment Corporation and Forum, positions he has held since 1989. Mr. Abramowitz is also a director and officer of other corporations affiliated with Forum. Prior to 1989 Mr.
Abramowitz worked for a number of years as a Chartered Accountant in public practice.

Fred Litwin - Director
Mr. Litwin has been a Director of Mirtronics since 1985. Mr. Litwin is the President and principal shareholder of Forum Financial Corporation, a Toronto based private investment management organization with controlling interests in companies engaged in the packaging, furniture, real estate, and finance industries. Mr. Litwin is also a director and officer of other corporations affiliated with Forum.

Henry Schnurbach - Director
Mr. Schnurbach has a Bachelor of Commerce degree from Sir George Williams University and is a Certified Management Accountant in Ontario. Mr. Schnurbach has been a Director of Mirtronics since 1988. Since 1991 Mr. Schnurbach has been the President and Chief Executive Office of Polyair Inter Pack Inc. an Ontario corporation registered under the Exchange Act and traded on the Toronto and American Stock Exchanges.

Irwin Singer - Director
Mr. Singer has been a Director of Mirtronics since 1993. Mr. Singer is also a Director of Genterra Investment Corporation, a position he has held since 1991. Mr. Singer has been a Barrister and Solicitor in private practice in Toronto since 1962.

Alan Kornblum - Director
Mr. Kornblum has a Bachelor of Business Administration from York University. Mr. Kornblum has been a Director of Mirtronics since 1991. Mr. Kornblum is also a Director of Genterra Investment Corporation, a position he has held since 1992. Since 1988, Mr. Kornblum has been the President of Distinctive Designs Furniture Inc., a Toronto based manufacturer of upholstered furniture.

Morton Litwin - Director
Mr. Litwin has been a Director of Mirtronics since 1996. Mr. Litwin is also a Director of Genterra Investment Corporation, a position he has held since 1997. Mr. Litwin is a director of a number of public and private corporations, and for the past 10 year has been a consultant.



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

ITEM 7.           MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

         The following table lists all persons who own more than 5% of the Company's voting securities and the total amount of the Company's voting securities owned by the Officers and Directors as a group as of March 12, 2002:

                                        Identity of Person       Number of              Percentage             Voting

Title of Class                               or Group           Shares Owned            of Class             Percentage
--------------                          ------------------      ------------            ----------           ----------
Common Shares                           Sutton Management
                                        Limited (1)              4,805,815                37.4%               37.3%

Common Shares                           Fred Litwin(2)           1,059,133                 8.2%                8.2%

Common Shares                           Mark Litwin (3)          4,805,815                37.4%               37.3%
                                        and Risa Litwin
Class B Preference
 Shares                                 George Tsotos              198,500                11.6%                 0%

Common Shares                           All officers and
                                        directors as a
                                        group (six persons)      5,864,948                45.6%                45.6%


     Information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective Directors. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

--------

1.Sutton Management Limited ("Sutton") is an Ontario corporation wholly owned by the children of Fred A. Litwin, a Director of the Company - Mark I. Litwin, President and a Director of the Company and Risa Litwin, his sister.

2. The beneficial ownership of shares by various private and public entities controlled, either directly, or indirectly by Mr. Litwin, a Director of the Company.

3.The beneficial owners of the shares held by Sutton Management Limited held are Mark Litwin, the President of the Company and Risa Litwin, his sister.

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



Annual Information
---------------------------------------------- --- -------------------------
                           Common Shares               Class B Preferred
  1998                       $0.45      $0.065            $0.30        $0.03
  1999                       $0.30       $0.08            $0.10        $0.02
  2000                       $2.00       $0.11            $0.35       $0.025
  2001                       $0.39       $0.08            $0.10        $0.03
  2002                       $0.36       $0.13            $0.05        $0.02

--------------------------------------- --- -------------------------
Quarterly Information
--------------------------------------------- --- -------------------------
 December 31, 2000          $0.35       $0.08            $0.10        $0.05
   March 31, 2001           $0.39       $0.09            $0.09        $0.03
   June 30, 2001            $0.20       $0.10            $0.09        $0.03
 September 30, 2001         $0.17       $0.10            $0.03        $0.03
 December 31, 2001          $0.36       $0.15            $0.05        $0.03
   March 31, 2002           $0.32       $0.20            $0.05        $0.04
   June 30, 2002            $0.29       $0.14            $0.03        $0.03
 September 30, 2002         $0.31       $0.13            $0.03        $0.02


Monthly Information
------------------------------------------- --- -------------------------
 November 2002            $0.17       $0.12            $0.01        $0.01
 December 2002        No trades   No trades        No trades    No trades
  January 2003        No trades   No trades        No trades    No trades
 February 2003        No trades   No trades        No trades    No trades
    March 2003        No trades   No trades        No trades    No trades
    April 2003        No trades   No trades        No trades    No trades
      May 2003        No trades   No trades        No trades    No trades

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


E.       Taxation

     The following is a general discussion of the income tax aspects under Canadian law relating to ownership of Mirtronics Common Shares and Preferred Class B shares. These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor. This summary does not consider U.S. federal or state income tax provisions or Canadian Provincial income tax provisions, which may be at variance with the provisions contained in the Income Tax Act (Canada) and is not intended to be, nor should it be construed as, legal or tax advice.

     Dividends paid to a non-resident of Canada, including distributions or redemptions which are treated as dividends and certain stock dividends, are subject to Canadian income tax. The Canadian non-resident withholding tax would be withheld by the Company who would remit only the net amount to the shareholder. By virtue of Article X of the Canada United States Tax Convention, which came into force on August 16, 1984, amended under the 1995 Protocol, the rate of tax for dividends paid to a resident of the U.S. is limited to 15% (or 5% in the case of a corporate shareholder owning at least 10% of the voting stock of the Company). In the absence of any treaty provisions, the rate of tax imposed would be 25% of the applicable amounts.

     Stock dividends received by non-residents from the Company would be subject to Canadian non-resident withholding tax as noted above, to the extent that the paid-up capital of the Company has been increased as a result of the stock dividend.

     Gain from the sale of Common Shares and Class B Preference Shares of Mirtronics by a non-resident of Canada will not be subject to Canadian tax provided the shareholder has not held, either individually or combined with related parties, a "substantial interest" (25% or more of the shares of any class of Company stock) in Mirtronics, at any time in the five preceding years. By virtue of Article XIII of the Canada-United States Tax Convention, shareholders who are resident in the United States and hold a substantial interest in Mirtronics' Common Shares or Class B Preference Shares will not be subject to Canadian tax on gain from sale of the shares of the Company provided that the value of the shares does not derive principally from real property situated in Canada.

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

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               MIRTRONICS INC.



                               /s/ STANLEY ABRAMOWITZ
                               ------------------------------------------------
                               STANLEY ABRAMOWITZ,
                               Secretary




Dated: October 16, 2003

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

Date: October 16, 2003

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

Date: October 16, 2003

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

CONSOLIDATED BALANCE SHEET
(Expressed in Canadian Dollars)

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
                                                           ===========       ===========

Commitments and Contingencies (note 9)

See accompanying notes to financial statements.

Approved on Behalf of the Board

[signed]                                        [signed]
-----------------------                         ---------------------------
Director                                        Director

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
                                                                             ===========      ===========      ===========


CONSOLIDATED STATEMENT OF CONTRIBUTED SURPLUS
(Expressed in Canadian Dollars)

                                                                                          Year ended September 30
                                                                                 2002             2001              2000
                                                                                -----------------------------------------
Balance at beginning of year                                                   $234,742         $234,742          $193,734

    Excess of book value over cost of shares purchased and
      subsequently cancelled                                                     27,703            -                41,008
                                                                                --------        ---------          --------
BALANCE, AT END OF YEAR                                                        $262,445         $234,742          $234,742
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

CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in Canadian Dollars)

                                                                                        Year ended September 30
                                                                                2002              2001             2000
                                                                               -------------------------------------------
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
    Net (loss) earnings for the year                                        $  (926,013)     $   467,592       $   140,765
    Add:  Charges (credits) to income not affecting cash
        Non-controlling interest                                               (236,031)         578,628           452,651
        Amortization                                                            203,899          189,320           182,715
        Deferred service revenue                                                 (8,843)         152,535            61,945
        Foreign exchange fluctuations on long-term items                         (8,852)         102,055            85,144
        Provision for doubtful accounts                                         158,868          (32,237)          169,076
        Future income taxes                                                     205,663          (11,490)           58,733
        Loss on issuance of shares by subsidiary                                 90,477           -                116,459
        Loss on disposal of property and equipment                                -               -                    707
        Loss on sale of shares of subsidiary                                    354,983           -                 -
                                                                             -----------      -----------       -----------
                                                                               (165,849)       1,446,403         1,268,195
  Change in non-cash components of operating working capital
        Accounts receivable                                                   2,163,714       (1,043,212)       (1,246,536)
        Income taxes recoverable                                               (156,705)           -                 -
        Inventories                                                            (257,236)         (80,510)         (113,887)
        Prepaid expenses and deposits                                            40,382         (250,468)           84,143
        Accounts payable and accrued liabilities                               (646,464)         856,383           817,655
        Income taxes payable                                                   (396,308)         (32,362)          422,845
                                                                             -----------      -----------       -----------
                                                                                581,534          896,234         1,232,415
                                                                             -----------      -----------       -----------
FINANCING ACTIVITIES
    Long-term debt repaid                                                    (1,481,640)      (1,205,338)       (1,929,790)
    Long-term debt incurred                                                     662,154          932,283         1,100,105
    Issuance of common shares by subsidiary                                     382,646                -           176,736
    Purchase of common shares for cancellation                                  (54,791)               -           (64,172)
                                                                             -----------      -----------       -----------
                                                                               (491,631)        (273,055)         (717,121)
                                                                             -----------      -----------       -----------
INVESTING ACTIVITIES
    Purchase of property and equipment                                         (226,336)        (226,224)         (280,788)
    Short-term investments                                                     (199,119)         (94,055)          (75,261)
    Proceeds on disposal of investments                                          46,396                -                 -
                                                                             -----------      -----------       -----------
                                                                               (379,059)        (320,279)         (356,049)
                                                                             -----------      -----------       -----------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                                  (289,156)         302,900           159,245

Cash and cash equivalents at beginning of year                                1,487,206        1,184,306         1,025,061
                                                                             -----------      -----------       -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $ 1,198,050      $ 1,487,206       $ 1,184,306
                                                                             ===========      ===========       ===========



SUPPLEMENTARY CASH FLOW INFORMATION
    Interest paid - net                                                     $    63,896      $   101,826       $   265,053
    Income taxes paid                                                           276,350          622,630           179,568
    Capital lease obligations incurred for purchase of equipment                      -                -           138,669


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

2.       Accounts Receivable

                                                                      2002              2001
                                                                     -------         ----------
                   Accounts receivable, principally trade          $8,691,360       $10,832,915
                   Due from corporations controlled by a director      -                 17,862
                   Allowance for doubtful accounts                   (680,731)         (517,566)
                                                                    ----------       -----------

                                                                   $8,010,629       $10,333,211
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


9.       Commitments and Contingencies

         Leases

          The Company is the lessee of premises in U.S. cities under leases expiring at various times through 2010. Rental expense for operating leases was $576,336 (2001 - $526,538; 2000 - $452,483). As at
          September 30, 2002, future minimum payments, by year and in the aggregate under non-cancellable operating leases, consisted of the following:

           2003                                                      631,853
           2004                                                      513,170
           2005                                                      528,496
           2006                                                      544,618
           2007                                                      475,998
           Thereafter                                                537,286
                                                                   ---------
                                                                   3,231,421
                                                                   =========


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

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


13. Summary of Differences between Canadian and United States Accounting Principles (Continued)

                                                               Canadian                                 U.S.
                                                              Accounting         Increase            Accounting
                                                              Principles        (Decrease)           Principles
         September 30, 2002
         Cash and cash equivalents                            $ 1,198,050     $   (295,319)(a)       $   902,731
         Short-term investments                                   483,938          (76,661)(a)           407,277
         Accounts receivable                                    8,010,629       (7,983,013)(a)            27,616
         Income taxes recoverable                                 156,705         (144,149)(a)            12,556
         Inventories                                            3,801,782       (3,801,782)(a)                 -
         Prepaid expenses and deposits                            469,691         (467,213)(a)             2,478
         Future income taxes                                      537,743         (537,743)(a)                 -
                                                                                -----------
         Total current assets                                  14,758,538      (13,305,880)            1,452,658
         Investments                                                    -        2,183,208 (a)         2,183,208
         Property and equipment                                   553,310         (553,310)(a)                 -
                                                                                -----------
         Total assets                                         $16,213,684     $(11,675,982)          $ 4,537,702
                                                                               ------------


         Accounts payable and accrued liabilities             $ 4,450,770     $ (4,113,483)(a)       $   337,287
         Deferred service revenue                                 707,637         (707,637)(a)                 -
         Current portion of long-term debt                        210,425         (210,425)(a)                 -
                                                                                -----------
         Total current liabilities                              5,368,832       (5,031,545)              337,287
         Long-term debt                                         1,497,233       (1,497,233)(a)                 -
         Future income taxes                                       18,412          (18,412)(a)                 -
         Non-controlling interest                               5,074,571       (5,074,571)(a)                 -
         Translation adjustment                                         -         (445,181)(b)          (445,181)
         Deficit                                               (2,446,831)         390,960 (a)(b)     (2,055,871)
                                                                                -----------
         Total liabilities and shareholders' equity           $16,213,684     $(11,675,982)          $ 4,537,702
                                                                               ============

(a) Deconsolidation of Synergx.
(b) Effect of different translation methods.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


13. Summary of Differences between Canadian and United States Accounting Principles (Continued)


                                                                             Canadian                                 U.S.
                                                                            Accounting         Increase            Accounting
                                                                            Principles        (Decrease)           Principles
         September 30, 2001
         Cash and cash equivalents                                          $ 1,487,206     $   (462,699)(a)       $ 1,024,507
         Short-term investments                                                 284,819          (22,454)(a)           262,365
         Accounts receivable                                                 10,333,211      (10,192,790)(a)           140,421
         Inventories                                                          3,544,546       (3,544,546)(a)                 -
         Prepaid expenses and deposits                                          510,073         (507,595)(a)             2,478
         Future income taxes                                                    396,204         (396,204)(a)                 -
                                                                                              -----------
         Total current assets                                                16,556,059      (15,126,288)            1,429,771
         Investments                                                                  -        2,826,666 (a)         2,826,666
         Fixed assets                                                           530,873         (524,577)(a)             6,296
         Future income taxes                                                    629,095          (94,710)(a)           534,385
                                                                                              -----------
         Total assets                                                       $18,416,027     $(12,918,909)          $ 5,497,118
                                                                                             ============


         Accounts payable and accrued liabilities                           $ 5,097,234     $ (4,859,697)(a)       $   237,537
         Income taxes payable                                                   396,308         (358,070)(a)            38,238
         Deferred service revenue                                               716,480         (716,480)(a)                 -
         Current portion of long-term debt                                      222,265         (222,265)(a)                 -
                                                                                              -----------
         Total current liabilities                                            6,432,287       (6,156,512)              275,775
         Long-term debt                                                       2,312,198       (2,312,198)(a)                 -
         Non-controlling interest                                             4,436,102       (4,436,102)(a)                 -
         Translation adjustment                                                       -         (448,838)(b)          (448,838)
         Deficit                                                             (1,520,818)         434,741 (a)(b)     (1,086,077)
                                                                                              -----------
         Total liabilities and shareholders' equity                         $18,416,027     $(12,918,909)          $(5,497,118
                                                                                             ============

(a) Deconsolidation of Synergx.
(b) Effect of different translation methods.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


13. Summary of Differences Between Canadian and United States Accounting Principles (Continued)

                                                            Canadian                                U.S.
                                                           Accounting         Increase           Accounting
                                                           Principles        (Decrease)          Principles
         September 30, 2000
         Cash and cash equivalents                         $ 1,184,306     $   (358,852)(a)      $   825,454
         Short-term investments                                190,764           48,251 (a)          239,015
         Accounts receivable                                 9,257,762       (9,100,353)(a)          157,409
         Inventories                                         3,464,036       (3,464,036)(a)                -
         Prepaid expenses and deposits                         259,605         (257,127)(a)            2,478
         Future income taxes                                   365,351         (365,351)(a)                -
                                                                             -----------
         Total current assets                               14,721,824      (13,497,468)           1,224,356
         Notes receivable                                      700,000          272,367 (a)          972,367
         Investments                                                 -        2,411,496 (a)        2,411,496
         Fixed assets                                          493,969         (486,100)(a)            7,869
         Future income taxes                                   626,112          (51,119)(a)          574,993
                                                                             -----------
         Total assets                                      $16,541,905     $(11,350,824)         $ 5,191,081
                                                                            ============


         Accounts payable and accrued liabilities          $ 4,240,851     $ (3,892,152)(a)      $   348,699
         Income taxes payable                                  428,667         (402,384)(a)           26,283
         Deferred service revenue                              563,945         (563,945)(a)                -
         Current portion of long-term debt                     161,037         (161,037)(a)                -
                                                                             -----------
         Total current liabilities                           5,394,500       (5,019,518)             374,982
         Long-term debt                                      2,522,081       (2,522,081)(a)                -
         Non-controlling interest                            3,857,476       (3,857,476)(a)                -
         Translation adjustment                                      -         (407,930)(b)         (407,930)
         Deficit                                            (1,988,410)         456,181 (a)(b)    (1,532,229)
                                                                             -----------
         Total liabilities and shareholders' equity        $16,541,905     $(11,350,824)         $ 5,191,081
                                                                            ============

(a) Deconsolidation of Synergx.
(b) Effect of different translation methods.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


13. Summary of Differences Between Canadian and United States Accounting Principles (Continued)

         The effect of these differences on reported earnings is summarized as follows:

                                                                                 2002              2001             2000
                                                                               ---------        ---------          ---------
         Net (loss) earnings from continuing operations
           Canadian accounting principles                                     $(926,013)       $ 467,592         $ 140,765
         Foreign exchange (gain) loss on long-term debt                          (8,852)         102,055            85,144
         Minority interest thereon                                                5,195          (61,147)          (51,015)
                                                                               ---------        ---------         ---------
         Net (loss) earnings for the year in accordance with
           U.S. GAAP                                                          $(929,670)       $  508,500        $ 174,894
                                                                               =========        ==========        =========




                                                                                 2002              2001             2000
                                                                               --------          --------       ----------

         (Loss) earnings per share - United States accounting
            principles - for the year                                          $(0.07)            $0.04           $ 0.01
                                                                               =======            =====           ======

     Fully diluted (loss) earnings per share are anti-diluted and therefore, are not disclosed

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

                                                                                 2002              2001             2000
                                                                               ---------        ---------         ---------

         Net (loss) earnings in accordance with U.S. GAAP                    $ (929,670)       $ 508,500         $ 174,894
         Other comprehensive income (loss), net of tax:
           Unrealized gain (loss) on available-for-sale securities              (40,124)         (62,348)           13,287
                                                                              ----------        ---------         ---------

         Comprehensive (loss) income                                          $(969,794)       $ 446,152         $ 188,181
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

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(Expressed in Canadian dollars)



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

                                EXHIBIT INDEX



2. Amalgamation Agreement dated January 20, 2003 between Mirtronics Inc. and Genterra Investment Corporation *


99.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10 U.S.C. 1350).**
---------------------------

* Reference is made to the correspondingly numbered Exhibit to the Company's Annual Report on Form 20-F filed with the Commission on June 17, 2003, which is incorporated herein by reference.

**   Included herewith