Form 20-F/A
period 2002-09-30
MIRTRONICS INC
filed 2003-12-11
CIK 790846

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON,DC 20549

                                    FORM 20-F/A-2

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. At the period end of this Annual Report on Form 20-F, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the fiscal year covered by this report, that:

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified.

That Company's disclosure controls and procedures are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decision regarding the required disclosure.

There have been no changes in the Company's internal controls over financial reporting that have materially affected , or is reasonably likely to materially affect the Company's internal controls over financial reporting during the period covered by the Annual Report.

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

                                                                                 2002              2001             2000
                                                                               ---------        ---------         ---------

         Net (loss) earnings in accordance with U.S. GAAP                    $ (929,670)       $ 508,500         $ 174,894
         Other comprehensive income (loss), net of tax:
           Unrealized gain (loss) on available-for-sale securities              (40,124)         (62,348)           13,287
                                                                              ----------        ---------         ---------

         Comprehensive (loss) income                                          $(969,794)       $ 446,152         $ 188,181
                                                                               =========        =========         =========

                                                                                 2002              2001             2000
                                                                               ----------      ----------        ----------
         Basic and diluted (loss) earnings per share - United States
           accounting principles - for the year                               $   (0.07)       $    0.03         $    0.01
                                                                               ==========       =========         ==========




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