Form 20-F/A
period 2002-09-30
MIRTRONICS INC
filed 2003-12-12
CIK 790846

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON,DC 20549

                                    FORM 20-F/A-3*

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

* This Amendment 3 replaces Amendment 2 filed December 11, 2003.

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

                                 MIRTRONICS INC.
                            Summary of operating data
                        (All figures in Canadian dollars)
                       (Prepared Under Canadian G.A.A.P.)
                            Year Ending September 30,
                                  (As restated)

                                    2002            2001                2000                  1999               1998
                                                                     (Restated)           (Restated)          (Restated)
                                    ----            ----                ----                  ----               ----
Sales                           $26,616,978      $30,616,884        $28,111,834          $25,346,613         $20,804,089

Cost of sales                    18,555,088       20,810,855         18,886,653           17,215,552          13,145,355
                                 ----------       ----------         ----------           ----------          ----------

Gross profit                      8,061,890        9,806,029          9,225,181            8,131,061           7,658,734

Expenses                          8,866,314        8,220,403          7,864,237            7,506,760           6,527,995
                                  ---------        ---------          ---------            ---------           ---------

(Loss) earnings  from
 Operations                        (804,424)       1,585,626          1,360,944              624,301           1,130,739

Equity in earnings
  of equity investee                  ----             ----               ----               104,351             158,403

Loss on issue of
 shares by subsidiary               (90,477)           ----            (116,459)              -----               -----

(Loss) gain on sale of shares
 of subsidiary and equity
 investee                          (354,983)           ----               ----              (185,970)            118,942

Income taxes                         87,840         (539,406)          (651,069)            (271,288)           (395,888)

Non-controlling Interest            236,031         (578,628)          (452,651)            (211,484)           (372,592)
                                    -------         ---------          ---------            ---------           ---------

Net (loss) earnings for
 the year                         ($926,013)        $467,592           $140,765              $59,910            $639,604
                                  ----------        =-------           --------               ======            --------

(Loss) earnings per share
 for the year                        ($0.07)           $0.04              $0.01                $0.00               $0.05
                                     -------           -----              -----                -----               -----

Weighted average number
of equity shares outstanding
 during the year                 13,100,914       13,117,581         13,325,915           13,372,581          12,570,258

---------------------------------------------------------------------------------------------------------------------------


Balance Sheet Data:                                        As at September 30,

                                       2002           2001               2000                1999                1998
                                      ----         --------           --------            ---------           ---------
Working
 capital                         $9,389,706      $10,123,772         $9,227,324           $9,340,976          $9,217,032

Total assets                     16,213,684       18,416,027         16,541,905           15,152,853          16,516,314

Long-term
 debt                             1,497,233        2,312,198          2,522,081            3,291,724           3,043,629

Shareholders'
 equity                           4,254,636       5,235,4405         $4,767,848           $4,691,253          $5,657,914

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
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============


                                                                   Year Ended September 30,
                                                     2002         2001         2000         1999         1998
                                                  ---------    ---------    ---------    ---------    ---------
(Loss) earnings for the period in accordance
 with Canadian GAAP                               $(926,013)   $ 467,592    $ 140,765    $  59,911    $ 639,604

 Foreign exchange (gain) loss on long-term debt      (8,852)     102,055       85,144      (89,448)     331,584
 Minority interest thereon                            5,195      (61,147)     (51,015)      50,550     (197,718)

                                                  ---------    ---------    ---------    ---------    ---------
Net (loss) earnings for the period in
 accordance with US GAAP                           (929,670)     508,500      174,894       21,013      773,470
                                                  =========    =========    =========    =========    =========

Net (loss) earnings for the
 period in accordance with US GAAP                 (929,670)     508,500      174,894       21,013      773,470

Other comprehensive (loss) income, net of tax
Unrealized (loss) gain in available for sale
 securities                                         (40,124)     (62,348)      13,287       65,288      (73,777)

                                                  ---------    ---------    ---------    ---------    ---------
Comprehensive (loss) income                        (969,794)     446,152      188,181       86,301      699,693
                                                  =========    =========    =========    =========    =========

(Loss) earnings per share - US accounting
principles - for the period                           (0.07)        0.03         0.01         0.01         0.06
                                                  =========    =========    =========    =========    =========

Diluted (loss) earnings per share
 US accounting principles - for the period            (0.07)        0.03         0.01         0.01         0.06
                                                   =========    =========    =========    =========    =========





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



Mirtronics cash position decreased by ($339,205), from $843,234 to $ 504,029, for the year ended September 30, 2002. This decrease was as a result of the following:

- Operating Activities increased cash flows by $581,534. This increase was due to ($165,849) in cash utilized in operations as expenses exceeded the gross profit generated from sales and a $747,383 increase in cash arising from the positive change in non-cash components of working capital;

- Financing Activities decreased cash flows by ($491,631) due to ($1,481,640) in cash utilized to repay existing long-term debt, $662,154 in cash generated from new long-term debt, $382,646 received on the issuance of shares by a subsidiary and ($54,791) in cash utilized to purchase shares for cancellation;

- Investing Activities decreased cash flows by ($429,108) as a result of a ($249,168) decrease in marketable securities, the purchase of ($226,336) of fixed assets and $46,396 received from the proceeds on disposal of investments.



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




Dated: December 11, 2003

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

                                EXHIBIT INDEX



2. Amalgamation Agreement dated January 20, 2003 between Mirtronics Inc. and Genterra Investment Corporation *

31-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
31-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
32-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
32-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
---------------------------

* Reference is made to the correspondingly numbered Exhibit to the Company's Annual Report on Form 20-F filed with the Commission on June 17, 2003, which is incorporated herein by reference.

**   Included herewith